THE TORONTO-DOMINION BANK
Notice of Annual Meeting of Common Shareholders
and Management Proxy Circular
March 29, 2007
Dear Shareholders,
Please join us at our annual meeting of common shareholders at Fairmont The Queen Elizabeth Hotel, 900 René Levesque Boulevard West, Montréal, Québec on March 29, 2007 at 9:30 a.m. (ET).
This notice of meeting and management proxy circular describes the business to be conducted at the meeting, as well as provides information on executive compensation and corporate governance at the Bank. We hope that you will take the time to read this circular in advance of the meeting as it provides background information that will help you exercise your right to vote. Whether or not you attend the meeting in person, we would encourage you to vote as this is part of your rights as a shareholder. Instructions on the ways you can exercise your voting rights are found starting on page 1 of this circular.
If you are able to attend the meeting in person, there will be an opportunity to ask questions as well as to meet your fellow shareholders. If you are unable to attend, there are other ways that you can watch the meeting:

•	Webcast: We will provide live coverage of the meeting from our website at www.td.com/investor/index.jsp.

•	Replay: A recorded version of the meeting will continue to be available on our website for several months following the meeting.
We look forward to hearing directly from shareholders at our meeting and hope that you will be able to participate.
Sincerely,

John Thompson Chairman of the Board	Ed Clark President and Chief Executive Officer

Notice of Annual Meeting
of Common Shareholders of The Toronto-Dominion Bank

DATE:	Thursday, March 29, 2007
TIME:	9:30 a.m. (ET)
PLACE:	Fairmont The Queen Elizabeth Hotel 900 René Levesque Boulevard West Montréal, Québec H3B 4A5
Purposes of the meeting:

1.	Receiving the financial statements for the year ended October 31, 2006, and the auditor’s report thereon;

2.	Electing directors;

3.	Appointing the auditor;

4.	Considering, and if thought fit, confirming an amendment to By-law No. 1 relating to the aggregate remuneration of directors (a copy of the special resolution confirming such amendment is contained in the accompanying management proxy circular);

5.	Considering, and if thought fit, confirming an amendment to By-law No. 1 relating to the Bank’s indemnity provision (a copy of the resolution confirming such amendment is contained in the accompanying management proxy circular);

6.	Considering, and if thought fit, confirming an amendment to the 1993 Stock Option Plan and the 2000 Stock Incentive Plan relating to the amendment procedure (a copy of the resolution confirming such amendment is contained in the accompanying management proxy circular);

7.	Considering, and if thought fit, confirming an amendment to the 1993 Stock Option Plan and the 2000 Stock Incentive Plan relating to the expiry date for options that expire during a blackout period (a copy of the resolution confirming such amendment is contained in the accompanying management proxy circular);

8.	Considering certain shareholder proposals set out in Schedule A to the accompanying management proxy circular; and

9.	Transacting such other business as may properly be brought before the meeting.
On February 13, 2007 (the date for determining shareholders entitled to receive this notice), there were 719,913,934 outstanding common shares of the Bank which were, subject to applicable Bank Act (Canada) restrictions, eligible to vote on each of the matters to be voted on at the meeting.
     If you cannot attend, you are encouraged to vote your shares using the enclosed form of proxy or voting information form. Registered shareholders should complete and sign the enclosed form of proxy and return it by facsimile as indicated on the form or in the envelope provided. Proxies must be received by the Bank’s transfer agent, CIBC Mellon Trust Company, by facsimile at (416) 368-2502 or by mail at Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or if delivered by hand at 320 Bay Street, Toronto, Ontario M5H 4A6, or by the Corporate Secretary of the Bank at P.O. Box 1, Toronto-Dominion Centre, Toronto, Ontario M5K 1A2, at least twenty-four hours prior to the meeting. Non-registered shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting. For more information about registered shareholders and non-registered shareholders, please see the section entitled ”Voting Information” in the accompanying management proxy circular.
Toronto, February 23, 2007

By Order of the Board

Kevin N. Thompson
Vice President, Legal and Corporate Secretary

Note: Shareholders wishing to have quarterly financial statements of the Bank for the next year mailed to them must complete and return the enclosed Request for Quarterly Reports or registered shareholders must mark the box identified as ”Request for Quarterly Reports” on the enclosed form of proxy. For shareholders wishing to access our quarterly reports to shareholders as soon as they are released, we post them on the Investor Relations section of our website on the day of release (www.td.com/investor/earnings.jsp).

Under the Bank Act, registered shareholders may cease to receive Annual Reports, containing our annual financial statements and annual MD&A, by marking the Annual Report waiver box at the bottom of the form of proxy. If you mark the Annual Report waiver box, you will not receive an Annual Report. If registered shareholders do not mark the box, Annual Reports will continue to be sent to them.

WHAT’S INSIDE

VOTING INFORMATION	1
BUSINESS OF THE MEETING	4
Financial Statements	4
Election of Directors	4
Appointment of Auditor	4
First Amendment to By-law No. 1	5
Second Amendment to By-law No. 1	5
First Amendment to the Bank’s Stock Option Plans	6
Second Amendment to the Bank’s Stock Option Plans	7
Shareholder Proposals	7
DIRECTOR NOMINEES	8
COMPENSATION OF DIRECTORS	15
Compensation Structure	15
Individual Director Compensation	16
Director Share Ownership Requirement	16
TD Banknorth Inc. Director Compensation	17
CORPORATE GOVERNANCE	17
Report of the Corporate Governance Committee	17
Report of the Audit Committee	18
Report of the Risk Committee	19
REPORT OF THE MANAGEMENT RESOURCES COMMITTEE	20
Executive Compensation Strategy and Philosophy	21
Competitive Market Review	21
Executive Compensation Mix	21
Executive Total Compensation Components	22
Executive Compensation Valuation	25
Stock Option Plans	25
Guidelines on Stock Option Overhang, Dilution and Burn Rate	27
Change of Control	27
Corporate Performance and Compensation	28
CEO Performance and Compensation	29
Three-Year Compensation Summary for Remaining Named Executive Officers	30
EXECUTIVE COMPENSATION	32
Summary Compensation Table	32
Stock Option/SAR Grants During the Most Recently Completed Calendar Year	33
Total Stock Option/SAR Exercises During the Most Recently Completed Calendar Year and Calendar Year-End Stock Option/ SAR Values	34
Share Ownership Requirements	34
Named Executive Officer Share Ownership Requirements and Actual Share Ownership at Calendar Year End	34
PENSION ARRANGEMENTS	35
Pension Arrangements for Named Executive Officers	35
Pension Plan Table	35
Pension Arrangements for Mr. Clark	35
Accrued CEO Pension Obligation	36
Pension Arrangements for Other Named Executive Officers	36
Accrued Named Executive Officer Pension Obligation	36
EMPLOYMENT ARRANGEMENTS FOR NAMED EXECUTIVE OFFICERS	37
Employment Arrangements for Mr. Clark	37
Employment Arrangements for Ms. Johnston	37
Employment Arrangements for Mr Tomczyk	37
Employment Arrangements for Mr. Ryan	38
COST OF MANAGEMENT RATIO	38
FIVE YEAR TOTAL SHAREHOLDER RETURN COMPARISON	39
DIRECTORS’ AND EXECUTIVE OFFICERS’ INDEBTEDNESS AND OTHER TRANSACTIONS WITH THE BANK	39
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	40
DIRECTORS’ APPROVAL	40
SCHEDULE A — SHAREHOLDER PROPOSALS	41
SCHEDULE B — DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES	46
Management Proxy Circular
All information in this management proxy circular is as of January 25, 2007, unless otherwise indicated. Additional information about the Bank is available on SEDAR at www.sedar.com, as well as on our website at www.td.com.
VOTING INFORMATION
WHY DOES THE BANK HOLD AN ANNUAL MEETING?
Under the Bank Act (Canada), there are several things that we must accomplish each year at an annual meeting of our shareholders, including electing directors and appointing the shareholders’ auditor. We also look forward to the annual meeting as an opportunity to look at the accomplishments of the past year, talk about what is coming up and hear directly from our shareholders.
WHY DID I RECEIVE THIS MANAGEMENT PROXY CIRCULAR?
You received this circular because management of The Toronto-Dominion Bank (the Bank) is soliciting proxies from you to be used at the annual meeting of common shareholders of the Bank to be held at the time and place and for the purposes set forth in the notice of meeting accompanying this circular. This circular also provides a way for management of the Bank
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to communicate proactively with you on important issues. In this circular, ”you” means you in your capacity as a holder of common shares of the Bank.
     The Bank’s solicitation of proxies will primarily be by mail, but may also be made by telephone, in writing or in person by officers and employees of the Bank. The Bank may also use the services of an outside agency to solicit proxies on its behalf. The cost of solicitation will be borne by the Bank.
HOW MANY VOTES DO I GET?
Except for some restrictions explained below under the heading ”What Are the Number of Eligible Votes and Voting Restrictions?”, you are entitled to one vote for each common share of the Bank registered in your name on February 13, 2007.
     If you acquired common shares as a registered shareholder subsequent to February 13, 2007, you may acquire one vote for each common share provided you request that the Bank (through its transfer agent CIBC Mellon Trust Company at the address on the back cover) add your name to the voters’ list and provide sufficient information to establish that you own the common shares. This request must be made at least ten days before the meeting. If shares are transferred and the new shareholder acquires voting rights, the holder of the shares on February 13, 2007 is no longer entitled to vote with respect to the transferred shares.
     If you acquired common shares as a non-registered holder subsequent to February 13, 2007, please contact your intermediary to confirm what arrangements, if any, can be made to allow you to vote.
WHAT ARE THE NUMBER OF ELIGIBLE VOTES AND VOTING RESTRICTIONS?
On February 13, 2007 there were 719,913,934 outstanding common shares of the Bank which were, subject to applicable Bank Act restrictions, eligible to vote on each of the matters to be voted on at the meeting.
     Under the Bank Act, the ownership by one person or entity of more than 10% of the common shares of the Bank is prohibited without approval in accordance with the provisions of the Bank Act. To the knowledge of the directors and executive officers of the Bank, no person owns or exercises control over more than 10% of the common shares of the Bank.
     The Bank Act prohibits any shareholder from voting shares which are beneficially owned by the Government of Canada or a province, or by the government of a foreign country or any political subdivision of a foreign country or by an agency of any of these entities. The Bank Act also prohibits the voting of shares held in contravention of the Bank Act. For more information about voting restrictions, please contact TD Shareholder Relations as set out on the back cover.
HOW DO I VOTE?
You are a registered shareholder if your name appears on your share certificate or you hold your shares through direct registration in the United States. Registered shareholders eligible to vote can vote in person at the meeting. If you are eligible to vote but will not be attending the meeting in person you can authorize another person, called a proxyholder, to attend the meeting and vote on your behalf. Any legal form of proxy may be used and a form of proxy is provided with this circular for eligible shareholders. How registered shareholders can vote by proxy is explained under the heading ”How Will My Shares Be Voted If I Vote By Proxy?”.
     You are a non-registered shareholder if you beneficially own shares that are held in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and therefore do not have the shares registered in your own name. The process for voting for non-registered shareholders is explained under the heading ”I Am Not A Registered Shareholder, How Do I Vote?”.
HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?
If you are a registered shareholder and are eligible to vote, you may give voting instructions on the matters listed below by marking the appropriate boxes on the form of proxy and the proxyholder will be required to vote in that manner. If the boxes are not marked, the proxyholder may vote the shares as he or she sees fit. If you appoint the person(s) designated in the enclosed form of proxy as the proxyholder, unless otherwise specified, your shares will be voted at the meeting as follows:

FOR the election as directors of the nominees whose names are set out under the heading ”Director Nominees” in this management proxy circular;

FOR the appointment of Ernst & Young LLP as auditor;

FOR the first amendment to By-law No. 1 relating to the aggregate remuneration of directors;

FOR the second amendment to By-law No. 1 relating to the Bank’s indemnity provision;
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FOR the first amendment to the 1993 Stock Option Plan and the 2000 Stock Incentive Plan relating to the amendment procedure;

FOR the second amendment to the 1993 Stock Option Plan and the 2000 Stock Incentive Plan relating to the expiry date for options that expire during a blackout period; and

AGAINST each of the shareholder proposals set out in Schedule A.
WHAT IF AMENDMENTS TO THESE MATTERS ARE RAISED OR NEW MATTERS ARE BROUGHT BEFORE THE MEETING?
The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in this management proxy circular, or other matters that may properly come before the meeting.
     As of the time of printing of this management proxy circular, management is not aware of any amendment, variation or other matter expected to come before the meeting. If, however, other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in a manner the proxyholder considers to be proper in his or her discretion.
CAN I APPOINT A DIFFERENT PROXYHOLDER?
The persons named as proxyholders in the enclosed form of proxy are directors of the Bank. If you wish to appoint another person to represent you at the meeting, you may do so, either by inserting such person’s name in the blank space provided in the form of proxy and deleting the names printed on it or by completing another proper form of proxy and delivering the proxy to CIBC Mellon Trust Company (by mail in the envelope provided or by facsimile to 416-368-2502 or if delivered by hand, to 320 Bay Street, Toronto, Ontario M5H 4A6), or to the Corporate Secretary of the Bank (at the address for the Bank provided on the back cover), at least twenty-four hours before the meeting.
WHAT IF I WANT TO CHANGE MY VOTE?
If you sign and return the enclosed form of proxy, you may revoke it by delivering written notification to the Corporate Secretary of the Bank (at the address on the back cover) not later than the close of business (Toronto time) on March 28, 2007, or to the chairman of the meeting before the start of the meeting. If you wish to revoke the proxy, your written notification must state clearly that you wish to revoke the proxy.
     If you are a non-registered shareholder, please contact your intermediary for instructions on how to revoke your voting instructions.
I AM NOT A REGISTERED SHAREHOLDER, HOW DO I VOTE?
Non-registered shareholders may vote either in person (as described in the following paragraph) or by proxy. As required by Canadian securities laws, if you are a non-registered shareholder, you will receive from your intermediary either a request for voting instructions or a form of proxy for the number of shares held. For your shares to be voted, you must carefully follow the instructions on the request for voting instructions or the form of proxy that is provided by your intermediary.
     Since the Bank has limited access to the names or holdings of its non-registered shareholders, if you are a non-registered shareholder, you must complete the following steps to vote in person at the meeting. You must insert your own name in the space provided on the request for voting instructions or form of proxy to appoint yourself as the proxyholder and must return the document in the envelope provided or as otherwise permitted by your intermediary. No other part of the form should be completed because your vote will then be taken at the meeting.
IS MY VOTE CONFIDENTIAL?
Yes. Proxies are counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the Bank, and are not submitted to the management of the Bank unless a shareholder clearly intends to communicate his or her comments to the Bank or legal requirements make it necessary. Shareholders wishing to maintain complete confidentiality of their holdings and their voting could register their shares in the name of a nominee.
HOW MANY VOTES ARE REQUIRED TO PASS A MATTER ON THE AGENDA?
A simple majority of the votes cast, in person or by proxy, is required for each of the matters specified in this circular except for the special resolution confirming the first amendment to By-law No. 1 (aggregate remuneration of directors), which requires an affirmative vote of 66 2/3% of the votes cast in person or by proxy.
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BUSINESS OF THE MEETING
FINANCIAL STATEMENTS
Financial information about the Bank is included in the comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2006. These documents are contained in the Bank’s 2006 annual report (Annual Report) and are available on SEDAR at www.sedar.com and on our website www.td.com. The Annual Report is being mailed to shareholders with this circular. Shareholders wishing to obtain additional copies of the Annual Report may make a request to TD Shareholder Relations as set out on the back cover. The annual financial statements and the auditor’s report on them will be placed before the shareholders at the meeting.
ELECTION OF DIRECTORS
The nominees proposed for election as directors, who were recommended to the Board of Directors by the Corporate Governance Committee, are listed under the heading ”Director Nominees” below. All are currently directors of the Bank. All nominees have established their eligibility and willingness to serve as directors. Each director will be elected to hold office until the close of the next annual meeting.
     Under the Bank’s Corporate Governance Guidelines (www.td.com/governance/index.jsp), any nominee in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board whether to accept it. The Board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any Committee or Board deliberations on the resignation offer.
     Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the nominees listed under the heading ”Director Nominees”. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, the persons designated in the form of proxy may vote in their discretion for any substitute nominee or nominees.
APPOINTMENT OF AUDITOR
It is proposed that the firm of Ernst & Young LLP be reappointed as auditor of the Bank. The persons named in the enclosed form of proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditor of the Bank until the next meeting of shareholders where an auditor is appointed. Ernst & Young LLP became the Bank’s sole auditor beginning with fiscal 2006. During the five years ended October 31, 2006, Ernst & Young LLP held an appointment in accordance with the Bank Act as auditor of the Bank. In that period, PricewaterhouseCoopers LLP also served jointly with Ernst & Young LLP as one of the Bank’s auditors for fiscal 2005 and prior. PricewaterhouseCoopers LLP resigned as auditor of the Bank effective January 23, 2006.
Pre-Approval Policies and Auditor Service Fees
The Bank’s Audit Committee has implemented a policy restricting the services that may be provided by the shareholders’ auditor and the fees paid to the shareholders’ auditor. Any non-audit service to be provided by the shareholders’ auditor must be permitted by law and by the policy, and must be pre-approved by the Audit Committee pursuant to the policy, along with the associated fees for those services. The policy provides for the annual pre-approval of specific types of services, together with the maximum amount of the fees that may be paid for such services, pursuant to policies and procedures adopted by the Audit Committee, and gives detailed guidance to management as to the specific services that are eligible for such annual pre-approval. All other services and the associated fees must also be specifically pre-approved by the Audit Committee as they arise throughout the year. In making its determination regarding non-audit services, the Audit Committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding impact on auditor independence. This includes considering applicable regulatory requirements and guidance and whether the provision of the services would place the shareholders’ auditor in a position to audit its own work, result in the shareholders’ auditor acting in the role of the Bank’s management or place the shareholders’ auditor in an advocacy role on behalf of the Bank. By law, the shareholders’ auditor may not provide certain services to the Bank or its subsidiaries. Four times a year, the Bank’s Chief Financial Officer makes a presentation to the Audit Committee detailing the services performed by the shareholders’ auditor on a year-to-date basis, and details of any proposed assignments for consideration by the Audit Committee and pre-approval, if appropriate.
     Fees paid to Ernst & Young LLP as sole auditor in fiscal 2006, and to Ernst & Young LLP and PricewaterhouseCoopers LLP as joint auditors in fiscal 2005 and 2004, are detailed in the table below. From November 1, 2005 to the date of PricewaterhouseCoopers LLP’s resignation on January 23, 2006, total fees paid to PricewaterhouseCoopers LLP were $1.5 million.
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	FEES PAID TO THE BANK’S AUDITOR(S)

	2006	2005	2004
(thousands of Canadian dollars)	(E)	(PWC& EY)	(PWC EY)

Audit fees(1)	$16,343	$13,741	$10,464

Audit related fees(2)	1,072	3,276	5,023

Tax fees(3)	519	3,373	2,866

All other fees(4)	276	1,987	3,867

Total	$18,210	$22,377	$22,220

Notes:

(1)	Audit fees are fees for the professional services in connection with the audit of the Bank’s financial statements or other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements.

(2)	Audit related fees are fees for assurance and related services that are performed by the shareholders’ auditor. These services include employee benefit plan audits, accounting consultations in connection with acquisitions and divestitures, application and general control reviews, attest services not required by statute or regulation and interpretation of financial accounting and reporting standards.

(3)	Tax fees comprise: tax compliance generally involving the preparation of original and amended tax returns and claims for refund; tax advice, including assistance with tax audits, appeals and rulings plus tax advice related to mergers and acquisitions; and tax planning, including expatriate and domestic tax services and transfer pricing matters.

(4)	All other fees include fees for insolvency and viability matters either paid by the Bank or by third parties, commencing in 2006, limited to cases in which the Bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders’ auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. Also included in this category are fees for audits of charitable organizations, section 5970/ SAS 70 reports on control procedures at a service organization, audit services for certain special purpose entities administered by the Bank, and for 2005 and 2004, mutual fund audits (in 2006, limited to audits of SEC-registered funds).
FIRST AMENDMENT TO BY-LAW NO. 1
The Bank Act requires that the Bank’s by-laws contain a provision fixing the aggregate of all amounts that may be paid to all directors in respect of directors’ remuneration during a fixed period of time. Section 2.05 of By-law No. 1, relating to the remuneration of directors, fixes aggregate remuneration for the Board in any year at $3,000,000.
     The Bank recently reviewed the marketplace for directors’ compensation comparing the Bank’s compensation for its directors to that paid to directors of similarly situated companies. The Board of Directors concluded that the Bank needed to make some adjustments to remain competitive, for example, to recognize the time required for various director roles and responsibilities and more accurately compensate for travel time. Accordingly, the Board approved a proposal to increase the individual director compensation package (as described under the heading “Compensation of Directors” below). While the Bank remains within the annual aggregate remuneration limit specified in By-law No. 1, an increase in the aggregate limit is recommended at this time to provide the Bank with sufficient flexibility to remain competitive in the marketplace with respect to directors’ compensation in the future. In addition, although current board size is not expected to change, an increase in the aggregate limit would allow the Board to compensate any additional director(s) who may be appointed prior to the retirement of a current director in order to plan appropriately for a smooth transition.
     The last increase to directors’ aggregate remuneration occurred in 2004. At that time, the Bank, in accordance with principles of good governance, implemented an initiative to replace equity grants previously awarded in the form of stock options with deferred share units. The dollar value of awards in the form of deferred share units are included in determining aggregate directors’ compensation and for fiscal 2006 accounted for 29.5% of annual aggregate directors’ compensation.
     The Board of Directors authorized an amendment to Section 2.05 of By-law No. 1 to increase the maximum aggregate remuneration payable to the directors during any year from $3,000,000 to $4,000,000. This amendment will not be effective unless and until it is confirmed by a special resolution of the shareholders of the Bank. As a result, the special resolution set out below will be presented at the meeting for shareholders to consider and, if thought fit, to pass.
     The Board of Directors recommends that shareholders vote FOR the following special resolution and, unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the following special resolution.
“RESOLVED AS A SPECIAL RESOLUTION THAT:
The amendment to By-Law No. 1, Section 2.05 deleting $3,000,000 and replacing it with $4,000,000 be and is hereby confirmed.”
SECOND AMENDMENT TO BY-LAW NO. 1
On April 27, 2006, Bill C-57, an Act to amend certain Acts in relation to financial institutions, was proclaimed in force. Included in Bill C-57 was an amendment to the indemnity provisions found in Section 212 of the Bank Act under which a bank may reimburse directors, officers or other persons in certain cases. This amendment allows banks to offer an
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indemnity to a larger group of persons who act as a director or officer, or in a similar capacity, at the bank’s request For example, a bank could ask an appropriate employee to serve on the board of an industry association. Indemnification for legal costs incurred because of service in that capacity was not explicitly covered before in the Bank Act. The amendment also allows banks to advance money in certain circumstances to cover defence costs, provided that the directors, officers or other persons must repay the money if they do not fulfill the required conditions (see paragraph (b) of the shareholders’ resolution below for the conditions).
     In order to keep the Bank’s indemnity provision found in Section 4.02 of By-law No. 1 current with the recent Bank Act changes and to provide the Bank’s directors, officers and others with full rights under the new standard, the Board of Directors approved the amendment of By-law No. 1 accordingly. The Board will submit the resolution set out below confirming the amendment at the meeting for shareholders to consider and, if thought fit, to pass.
     The Board of Directors recommends that shareholders vote FOR the following resolution and, unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the following resolution.
“RESOLVED THAT:
The deletion of Section 4.02 of By-law No. 1, and replacement with the following, be and is hereby confirmed:

4.02	Indemnity:

(a)	Subject to the limitation contained in the Act and in paragraph (b) below, but without limit to the right of the Bank to indemnify or advance funds to any person under the Act or otherwise, the Bank shall indemnify a director or officer of the Bank, or a former director or officer, or a person who acts or acted at the Bank’s request, as a director or officer of or in a similar capacity for another entity, and such person’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with the Bank or other entity.

(b)	The Bank shall not indemnify a person under paragraph (a) above unless:

(i)	such person acted honestly and in good faith with a view to the best interests of, as the case may be, the Bank or the other entity for which they acted at the Bank’s request as a director or officer or in a similar capacity; and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that such person’s conduct was lawful.”
FIRST AMENDMENT TO THE BANK’S STOCK OPTION PLANS
Effective January 1, 2005, the Toronto Stock Exchange (TSX) released new rules on stock option plans. Under these rules, shareholder approval is required for plan amendments unless the plan has a detailed amendment provision. Prior to these new rules, shareholder approval was required if a plan amendment was considered material by the TSX. When the new rules were implemented, the TSX recognized that many plans, as did the Bank’s plans, already contained a general amendment procedure allowing amendments to be made subject to board and TSX approval. To transition to the new rules, the TSX issued temporary relief to permit certain plan amendments under existing general amendment procedures without shareholder approval. However, the TSX has since advised issuers that, effective June 30, 2007, all future plan amendments will require shareholder approval unless their plans have detailed amendment procedures that specify which items need shareholder approval.
     The TSX rules require shareholder approval in certain situations, including a reduction in the exercise price and an extension of the term under a stock option plan that benefits an insider. Working with stakeholders in furtherance of principles of good governance, the Bank has identified additional types of amendments that shareholders would likely wish to approve beyond those required by the TSX: an increase in the number of shares reserved under the plan; eligibility of non-employee directors for new awards; and transfers outside of normal estate settlement/planning.
     Beyond these material amendments to the plans, and any other items that in the future, might require shareholder approval under applicable law, the Board would have the flexibility to make changes to the plans without shareholder approval. Such amendments could include changes to administrative matters, changes of a drafting or clarifying nature, or changes to address regulatory and other developments. Under TSX rules, the Bank reports to shareholders on the previous year’s plan amendments each year in the circular (see “Stock Option Plans” starting on page 25).
     The Board of Directors authorized amending the 1993 Stock Option Plan and the 2000 Stock Incentive Plan with an amendment procedure that specifies which items need shareholder approval as set out below. As a result, the following resolution will be presented at the meeting for shareholders to consider and, if thought fit, to pass.
     The Board of Directors recommends that shareholders vote FOR the following resolution and, unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the following resolution.
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“RESOLVED THAT:
Each of the 1993 Stock Option Plan and the 2000 Stock Incentive Plan be and is hereby amended to adopt an amendment procedure specifying that the following plan amendments will require shareholder approval:

(i)	an increase in the number of shares reserved under the plan;

(ii)	a reduction in the exercise price of an outstanding award or cancellation and re-issuance of an award under different terms which in effect results in a reduction in the exercise price of the award;

(iii)	an extension of the original option expiry date;

(iv)	re-introduction of non-employee directors as being eligible for new award grants under the plans; and

(v)	a change that would have the effect of allowing a transfer of an award other than for normal estate planning/settlement purposes;
except where the amendment results from any adjustment made pursuant to the anti-dilution or conditional expiry date provisions in the plans.”
     The anti-dilution provisions of the plans are intended to address, on an equitable basis, the effect of certain corporate events on the plans and outstanding awards, such as stock splits, consolidations and similar reorganizations. The conditional expiry date provisions are discussed immediately below.
SECOND AMENDMENT TO THE BANK’S STOCK OPTION PLANS
One of the changes under the new TSX rules that took effect in 2005 was to require shareholder approval to extend the term of options held by insiders. The TSX has recognized, however, that issuers with good governance practices are under self-imposed blackout periods from time to time that prevent officers, directors and employees from exercising options, resulting in unintentionally penalizing positive corporate behaviour. To address this, the TSX allows plans to adopt, with shareholder approval, a conditional expiry date for stock options that provides that the term of an option may expire on the later of a fixed date or a date shortly afterwards if that date falls within, or immediately after, a blackout period.
     The Bank has a long-standing policy under which trading windows are closed for extensive periods of time prior to each quarterly release (at least six weeks, but much longer in some cases). Accordingly, in response to the TSX’s new rules, the Board of Directors authorized amending the 1993 Stock Option Plan and the 2000 Stock Incentive Plan in order to extend the expiry date for options held by an individual who is restricted from trading under the Bank’s policies to ten TSX trading days following the end of the restriction, but not longer than 12 months beyond the original expiry date. While an outside date for the extension is not required by the TSX, the Bank determined this to be appropriate from a governance perspective. The period was selected because, from time to time, particular circumstances arise that further restrict trading beyond the restrictions preceding regularly scheduled quarterly releases, and the combined effect can be a closed trading window for certain employees for the better part of a year.
     To fully implement the Board’s changes to the plans, the resolution set out below will be presented at the meeting for shareholders to consider and, if thought fit, to pass. The Board of Directors recommends that shareholders vote FOR the following resolution and, unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the following resolution.
“RESOLVED THAT:
Each of the 1993 Stock Option Plan and the 2000 Stock Incentive Plan be and is hereby amended to include a conditional expiry date for options expiring in a blackout period to extend the period of exercise for a period of ten TSX trading days following the end of the blackout period, provided that the extended expiry date will not go beyond 12 months after the original expiry date.”
SHAREHOLDER PROPOSALS
Attached to this circular as Schedule A are certain shareholder proposals which have been submitted for consideration at the meeting and the explanation of the Board of Directors of its reasons for opposing these proposals. If these proposals are put forward at the meeting, unless otherwise specified, those persons designated in the form of proxy enclosed intend to vote AGAINST each of these proposals.
     The final date for submissions of proposals by shareholders to the Bank for inclusion in the management proxy circular in connection with next year’s annual meeting of common shareholders of the Bank is November 26, 2007.
THE TORONTO-DOMINION BANK    PROXY CIRCULAR   7

DIRECTOR NOMINEES
The following charts provide information on the nominees proposed for election as directors. Included in these charts is information relating to the directors’ current membership on Committees of the Board of the Bank, Board and Committee meeting attendance in the 12 months ended October 31, 2006, and other public board memberships. In addition to the attendance listed below, directors from time to time attend other Committee meetings by invitation. There were no special Board meetings held during fiscal 2006. All directors attended more than 75% of Board and Committee meetings.
     The table also shows present principal occupation and principal occupations held in the last five years, if different. Except as disclosed, all nominees standing for election as directors at the meeting have held their positions or other executive positions with the same, predecessor or associated firms or organizations for the past five years.
     In addition, the charts show the directors’ current equity ownership consisting of Bank common shares beneficially owned, directly or indirectly, or controlled or directed, and deferred share units (DSUs), each equivalent to a Bank common share, credited to the directors. All directors have met their share ownership requirement (SOR) (see “Director Share Ownership Requirement” on page 16 for more information). For completeness, information on options to acquire Bank common shares is included in the charts. However, non-management directors have not received any options since December 2001 and options do not count toward directors’ share ownership requirement.

William E. Bennett
Age: 60
Chicago, IL U.S.A.
Director Since: 2004
Independent
Mr. Bennett is a Corporate Director. He is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. Mr. Bennett holds an undergraduate degree in economics from Kenyon College and a master’s degree in business administration from the University of Chicago.

Board/Committee Membership:	Attendance:		Public Board Memberships
			(Exchange:Symbol)

Board	9 of 9	100%	TD Banknorth Inc. (NYSE:BNK)
Audit	9 of 9	100%
Risk	7 of 7	100%

Combined Total	25 of 25	100%

Securities Held:

					Amount
			Total of	Total Value of	Exceeding
	Common		Common Shares	Common Shares	(or below)
Year	Shares	DSUs	and DSUs	and DSUs(8)	SOR

2007	nil	9,191	9,191	$640,797	$190,797

2006	nil	6,199	6,199	$378,945	($145,710)

Options: Nil — joined the Board after options ceased to be granted to non-management directors

Hugh J. Bolton
Age: 68
Edmonton, AB Canada
Director Since: 2003
Independent
Designated Audit
Committee Financial
Expert
Mr. Bolton is the non-executive Chair of the Board of Directors of EPCOR Utilities Inc., an integrated energy company. Mr. Bolton is the retired Chairman & Chief Executive Officer and partner of Coopers & Lybrand Canada, Chartered Accountants. He holds an undergraduate degree in economics from the University of Alberta. Mr. Bolton is a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants.

Board/Committee Membership:	Attendance:		Public Board Memberships
			(Exchange:Symbol)

Board	9 of 9	100%	Matrikon Inc., Lead Director
			(TSX:MTK)
Audit (Chair)	9 of 9	100%	Canadian National Railway Company
Risk	7 of 7	100%	(TSX,NYSE:CNR)
			EPCOR Utilities Inc.(1) (unlisted)
Combined Total	25 of 25	100%	Teck Cominco Limited(1)
			(TSX,NYSE:TCK)
			WestJet Airlines Ltd. (TSX:WJA)

Securities Held:

			Total of	Total Value of	Amount
	Common		Common Shares	Common Shares	Exceeding
Year	Shares	DSUs	and DSUs	and DSUs(8)	SOR

2007	1,000	10,175	11,175	$779,121	$329,121

2006	1,000	7,683	8,683	$530,792	$80,792

Options: Nil — joined the Board after options ceased to be granted to non-management directors

8  THE TORONTO-DOMINION BANK    PROXY CIRCULAR

John L. Bragg
Age: 66
Collingwood, NS
Canada
Director Since: 2004
Independent
Mr. Bragg is the Chairman, President and Co-Chief Executive Officer of Oxford Frozen Foods Limited, a food manufacturer. He is also an officer of a number of associated companies including Bragg Communications Incorporated, which operates under the brand name of Eastlink. Mr. Bragg holds undergraduate degrees in commerce and education from Mount Allison University, and honourary doctorate degrees from Mount Allison and Acadia Universities. Mr. Bragg was made an Officer of the Order of Canada in 1996.

Board/Committee Membership:	Attendance:		Public Board Memberships
			(Exchange:Symbol)

Board	9 of 9	100%	Canada Bread Company, Limited
Audit	7 of 9	78%	(TSX:CBY)
			Empire Company Limited (TSX:EMP.A)
Combined Total	16 of 18	89%	Sobeys Inc. (TSX:SBY)

Securities Held:

			Total of	Total Value of	Amount
	Common		Common Shares	Common Shares	Exceeding
Year	Shares	DSUs	and DSUs	and DSUs(8)	SOR

2007	173,474	6,163	179,637	$12,524,292	$12,074,292

2006	109,337	3,626	112,963	$6,905,428	$6,455,428

Options: Nil — joined the Board after options ceased to be granted to non-management directors

W. Edmund Clark
Age: 59
Toronto, ON Canada
Director Since: 2000
Non-Independent
Mr. Clark is the President and Chief Executive Officer of the Bank. Prior to December 20, 2002, he was President and Chief Operating Officer of the Bank. Mr. Clark joined the Bank with its acquisition of CT Financial Services Inc. on February 1, 2000, where he was the President and Chief Executive Officer of CT Financial Services Inc. Mr. Clark holds an undergraduate degree from the University of Toronto, and earned his master’s and doctoral degrees from Harvard University, all in economics.

Board/Committee Membership:	Attendance:		Public Board Memberships
			(Exchange:Symbol)

Board	9 of 9	100%	TD Ameritrade Holding Corporation
			(NASD:AMTD)
			TD Banknorth Inc. (NYSE:BNK)

Securities Held:

			Total of
	Common		Common Shares
Year	Shares	DSUs	and DSUs

				For required and actual share
				ownership as an executive,
2007	5,328	479,293	484,621	see the share ownership
				table at the bottom of page 34.

2006	5,323	465,660	470,983

Options: See the Named Executive Officer total stock options table at the top of page 34.

Wendy K. Dobson
Age: 65
Uxbridge, ON Canada
Director Since: 1990
Independent
Dr. Dobson is Professor and Director, Institute for International Business, Joseph L. Rotman School of Management, University of Toronto. Dr. Dobson is Vice Chair of the Canadian Public Accountability Board. She holds an undergraduate degree from the University of British Columbia, two master’s degrees from Harvard University and a doctorate in economics from Princeton University.

Board/Committee Membership:	Attendance:		Public Board Memberships
			(Exchange:Symbol)

Board	9 of 9	100%	TransCanada Corporation
			(TSX,NYSE:TRP)
Corporate Governance	5 of 5	100%

Combined Total	14 of 14	100%

Securities Held:

			Total of	Total Value of	Amount
	Common		Common Shares	Common Shares	Exceeding
Year	Shares	DSUs	and DSUs	and DSUs(8)	SOR

2007	7,147	10,492	17,639	$1,229,791	$779,791

2006	6,953	8,785	15,738	$962,064	$512,064

Options:(9)

Total Number of	Total Number	Total Number of	Total Value of
Options Granted	Exercised in 2006	Unexercised Options	Unexercised Options(8)

12,400	nil	925	$26,585

THE TORONTO-DOMINION BANK    PROXY CIRCULAR   9

Darren Entwistle(4)
Age: 44
Vancouver, BC Canada
Director Since: 2001
Independent
Mr. Entwistle is the President and Chief Executive Officer of TELUS Corporation, a telecommunications company. He holds an undergraduate degree in economics from Concordia University and a master’s degree in business administration from McGill University.

Board/Committee Membership:	Attendance:		Public Board Memberships
			(Exchange:Symbol)

Board	8 of 9	89%	TELUS Corporation (TSX:T)
Corporate Governance	4 of 5	80%
Combined Total	12 of 14	86%

Securities Held:

					Amount
			Total of	Total Value of	Exceeding
	Common		Common Shares	Common Shares	(or below)
Year	Shares	DSUs	and DSUs	and DSUs(8)	SOR

2007	4,715	4,319	9,034	$629,850	$179,850

2006	3,990	3,186	7,176	$438,669	($11,332)

Options:(9)

Total Number of	Total Number	Total Number of	Total Value of
Options Granted	Exercised in 2006	Unexercised Options	Unexercised Options(8)

3,700	3,700	nil	nil

Donna M. Hayes
Age: 50
Toronto, ON Canada
Director Since: 2004
Independent
Ms. Hayes is the Publisher, Chief Executive Officer and a Director of Harlequin Enterprises Limited, a global publishing company. She is also an officer of a number of associated companies. Ms. Hayes has held various positions with Harlequin Enterprises Limited since 1985. Ms. Hayes holds an undergraduate degree in English literature and communications from McGill University and has completed the professional publishing course at Stanford University and the executive management program at the Richard Ivey School at The University of Western Ontario.

Board/Committee Membership:	Attendance:		Public Board Memberships
			(Exchange:Symbol)

Board	9 of 9	100%	Nil
Audit	9 of 9	100%
Combined Total	18 of 18	100%

Securities Held:

					Amount
			Total of	Total Value of	Exceeding
	Common		Common Shares	Common Shares	(or below)
Year	Shares	DSUs	and DSUs	and DSUs(8)	SOR

2007	2,000	7,589	9,589	$668,545	$218,545

2006	2,000	5,201	7,201	$440,197	($9,803)

Options: Nil — joined the Board after options ceased to be granted to non-management directors

Henry H. Ketcham(4)
Age: 57
Vancouver, BC Canada
Director Since: 1999
Independent
Mr. Ketcham is the Chairman of the Board, President and Chief Executive Officer of West Fraser Timber Co. Ltd., an integrated forest products company, and is an officer of a number of associated companies. Mr. Ketcham holds an undergraduate degree in sociology from Brown University and has completed the Program for Management Development at Harvard Business School.

Board/Committee Membership:	Attendance:		Public Board Memberships
			(Exchange:Symbol)

Board	9 of 9	100%	West Fraser Timber Co. Ltd (TSX:WFT)
Audit	5 of 5(6)	100%
Management Resources	4 of 4(7)	100%

Combined Total	18 of 18	100%

Securities Held:

			Total of	Total Value of	Amount
	Common		Common Shares	Common Shares	Exceeding
Year	Shares	DSUs	and DSUs	and DSUs(8)	SOR

2007	1,154	18,922	20,076	$1,399,699	$949,699

2006	1,000	16,053	17,053	$1,042,450	$592,450

Options:(9)

Total Number of	Total Number	Total Number of	Total Value of
Options Granted	Exercised in 2006	Unexercised Options	Unexercised Options(8)

12,400	nil	12,400	$380,262

10  THE TORONTO-DOMINION BANK    PROXY CIRCULAR

Pierre H. Lessard
Age: 64
Westmount, PQ Canada
Director Since: 1997
Independent
Mr. Lessard is the President and Chief Executive Officer of METRO INC., a food retailer and distributor. Mr. Lessard holds an undergraduate and a master’s degree from Laval University and a master’s degree in business administration from Harvard Business School. Mr. Lessard is a Chartered Accountant and a Fellow of the Québec Order of Chartered Accountants.

Board/Committee Membership:	Attendance:		Public Board Memberships(2)
			(Exchange:Symbol)

Board	8 of 9	89%	METRO INC. (TSX:MRU.A)
Management Resources	6 of 7	86%	SNC-Lavalin Group Inc. (TSX:SNC)

Combined Total	14 of 16	88%

Securities Held:

			Total of	Total Value of	Amount
	Common		Common Shares	Common Shares	Exceeding
Year	Shares	DSUs	and DSUs	and DSUs(8)	SOR

2007	7,000	20,758	27,758	$1,935,288	$1,485,288

2006	7,000	17,837	24,837	$1,518,286	$1,068,286

Options:(9)

Total Number of	Total Number	Total Number of	Total Value of
Options Granted	Exercised in 2006	Unexercised Options	Unexercised Options(8)

12,400	nil	12,400	$380,262

Harold H. MacKay
Age: 66
Regina, SK Canada
Director Since: 2004
Independent
Mr. MacKay is of counsel to the law firm MacPherson Leslie & Tyerman LLP. Mr. MacKay chaired the Task Force on the Future of the Canadian Financial Services Sector and served as the Clifford Clark Visiting Economist with the Department of Finance of Canada. Mr. MacKay holds an undergraduate degree in economics and political science from the University of Saskatchewan, a law degree from Dalhousie University and an honourary doctorate in law from the University of Regina. Mr. MacKay was made an Officer of the Order of Canada in 2002.

Board/Committee Membership:	Attendance:		Public Board Memberships
			(Exchange:Symbol)

Board	9 of 9	100%	The Mosaic Company (NYSE:MOS)
Corporate Governance	5 of 5	100%
Risk	7 of 7	100%

Combined Total	21 of 21	100%

Securities Held:

			Total of	Total Value of	Amount
	Common		Common Shares	Common Shares	Exceeding
Year	Shares	DSUs	and DSUs	and DSUs(8)	SOR

2007	5,000	6,224	11,224	$782,537	$332,537

2006	5,000	3,528	8,528	$521,317	$71,317

Options: Nil — joined the Board after options ceased to be granted to non-management directors

Brian F. MacNeill(4)
Age: 67
Calgary, AB Canada
Director Since: 1994
Independent
Mr. MacNeill is the non-executive Chairman of the Board of Petro-Canada, an integrated oil and gas company. Mr. MacNeill is the retired President and Chief Executive Officer of Enbridge Inc. Mr. MacNeill holds an undergraduate degree in commerce from Montana State University and a Certified Public Accountant designation in the United States. Mr. MacNeill is a Chartered Accountant and a Fellow of the Alberta Institute of Chartered Accountants. Mr. MacNeill was made a Member of the Order of Canada in 2005.

Board/Committee Membership:	Attendance:		Public Board Memberships
			(Exchange:Symbol)

Board	8 of 9	89%	Petro-Canada (TSX:PCA,NYSE:PCZ)
Corporate Governance	4 of 5	80%	West Fraser Timber Co. Ltd. (TSX:WFT)
Management Resources (Chair)	7 of 7	100%	TELUS Corporation (TSX:T)

Combined Total	19 of 21	90%

Securities Held:

			Total of	Total Value of	Amount
	Common		Common Shares	Common Shares	Exceeding
Year	Shares	DSUs	and DSUs	and DSUs(8)	SOR

2007	8,993	17,045	26,038	$1,815,369	$1,365,369

2006	8,992	14,358	23,350	$1,427,386	$977,386

Options:(9)

Total Number of	Total Number	Total Number of	Total Value of
Options Granted	Exercised in 2006	Unexercised Options	Unexercised Options(8)

12,400	nil	12,400	$380,262

THE TORONTO-DOMINION BANK    PROXY CIRCULAR   11

Irene R. Miller
Age: 54
New York, NY U.S.A.
Director Since: 2006
Independent
Ms. Miller is Chief Executive Officer of Akim, Inc., an investment management and consulting firm. Until June 1997, Ms. Miller was Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a master’s of science degree in chemistry and chemical engineering from Cornell University.

Board/Committee Membership:	Attendance:		Public Board Memberships
			(Exchange:Symbol)

Board	4 of 4(7)	100%	Barnes & Noble, Inc. (NYSE:BKS)
Audit	4 of 4(7)	100%	Coach, Inc. (NYSE:COH)
			Inditex, S.A. (MCE (Madrid):ITX)

Combined Total	8 of 8	100%

Securities Held:

			Total of	Total Value of	Amount
	Common		Common Shares	Common Shares	Exceeding
Year	Shares	DSUs	and DSUs	and DSUs(8)	SOR

2007	10,000	2,283	12,283	$856,371	$406,371

2006	n/a	n/a	n/a	n/a	n/a

Options: Nil — joined the Board after options ceased to be granted to non-management directors

Roger Phillips
Age: 67
Regina, SK Canada
Director Since: 1994
Independent
Mr. Phillips is a Corporate Director. He is the retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from 1982 until his retirement in January 2002. Mr. Phillips holds an undergraduate degree in physics and mathematics from McGill University. Mr. Phillips was made an Officer of the Order of Canada in 1999 and was awarded the Saskatchewan Order of Merit in 2002. Mr. Phillips is a Chartered Physicist (U.K.) and a Fellow of the Institute of Physics.

Board/Committee Membership:	Attendance:(5)		Public Board Memberships
			(Exchange:Symbol)

Board	9 of 9	100%	Canadian Pacific Railway Company
Risk (Chair)	7 of 7	100%	(NYSE,London:CPRY)
			Canadian Pacific Railway Limited
Combined Total	16 of 16	100%	(TSX,NYSE:CP)
			Imperial Oil Limited (TSX,AMEX:IMO)
			Cleveland-Cliffs Inc. (NYSE:CLF)

Securities Held:

			Total of	Total Value of	Amount
	Common		Common Shares	Common Shares	Exceeding
Year	Shares	DSUs	and DSUs	and DSUs(8)	SOR

2007	14,000	22,908	36,908	$2,573,226	$2,123,226

2006	14,000	19,369	33,369	$2,039,847	$1,589,847

Options:(9)

Total Number of	Total Number	Total Number of	Total Value of
Options Granted	Exercised in 2006	Unexercised Options	Unexercised Options(8)

12,400	nil	12,400	$380,262

Wilbur J. Prezzano
Age: 66
Charleston, SC U.S.A.
Director Since: 2003
Independent
Mr. Prezzano is a Corporate Director. He is the retired Vice Chairman of Eastman Kodak Company, an imaging products and services company. Mr. Prezzano holds an undergraduate degree in economics and a master’s degree in business administration, both from the University of Pennsylvania’s Wharton School.

Board/Committee Membership:	Attendance:		Public Board Memberships
			(Exchange:Symbol)

Board	9 of 9	100%	TD Ameritrade Holding Corporation
Management Resources	7 of 7	100%	(NASD:AMTD)
Risk	7 of 7	100%	TD Banknorth Inc. (NYSE:BNK)
			EnPro Industries, Inc. (NYSE:NPO)
Combined Total	23 of 23	100%	Lance, Inc. (NASD:LNCE)
			Roper Industries, Inc. (NYSE:ROP)

Securities Held:

			Total of	Total Value of	Amount
	Common		Common Shares	Common Shares	Exceeding
Year	Shares	DSUs	and DSUs	and DSUs(8)	SOR

2007	1,000	13,911	14,911	$1,039,595	$589,595

2006	1,000	10,785	11,785	$720,417	$195,762

Options: Nil — joined the Board after options ceased to be granted to non-management directors

12  THE TORONTO-DOMINION BANK    PROXY CIRCULAR

William J. Ryan(3)
Age: 63
Falmouth, ME U.S.A.
Director Since: 2005
Non-Independent
Mr. Ryan is Group Head, U.S. Personal and Commercial Banking and Vice Chair of the Bank, and Chairman and Chief Executive Officer of TD Banknorth Inc. Mr. Ryan is a graduate of St. Francis College in New York and the Stonier Graduate School of Banking at Rutgers University.

Board/Committee Membership:	Attendance:		Public Board Memberships
			(Exchange:Symbol)

Board	7 of 9	78%	TD Banknorth Inc. (NYSE:BNK)
			WellPoint, Inc. (NYSE:WLP)
			UnumProvident Corporation (NYSE:UMN)

Securities Held:

			Total of
	Common		Common Shares
Year	Shares	DSUs	and DSUs

				For required and actual share
				ownership as an executive,
2007	24,177	nil	24,177	see the share ownership
				table at the bottom of page 34.

2006	23,907	nil	23,907

Options: See the Named Executive Ownership total stock options table at the top of page 34.

Helen K. Sinclair
Age: 55
Toronto, ON Canada
Director Since: 1996
Independent
Ms. Sinclair is the founder and Chief Executive Officer of BankWorks Trading Inc., a satellite communications company. Ms. Sinclair is also a director of the Canada Pension Plan Investment Board. Ms. Sinclair holds an undergraduate degree from York University and a master’s degree from the University of Toronto, both in economics. She is a graduate of the Advanced Management Program of the Harvard Business School.

Board/Committee Membership:	Attendance:		Public Board Memberships
			(Exchange:Symbol)

Board	9 of 9	100%	Davis + Henderson Income Fund
Audit	9 of 9	100%	(TSX:DHF.UN)
Management Resources	7 of 7	100%

Combined Total	25 of 25	100%

Securities Held:

			Total of	Total Value of	Amount
	Common		Common Shares	Common Shares	Exceeding
Year	Shares	DSUs	and DSUs	and DSUs(8)	SOR

2007	6,921	11,017	17,938	$1,250,637	$800,637

2006	6,729	9,017	15,746	$962,553	$512,553

Options:(9)

Total Number of	Total Number	Total Number of	Total Value of
Options Granted	Exercised in 2006	Unexercised Options	Unexercised Options(8)

12,400	nil	12,400	$380,262

John M. Thompson
Age: 64
Toronto, ON Canada
Director Since: 1988
Chairman Since: 2003
Independent
Mr. Thompson is the non-executive Chairman of the Board of the Bank and the retired Vice Chairman of the Board of IBM Corporation, an information technology hardware, software and services company, a position he held from August 2000 to September 2002. Mr. Thompson holds an undergraduate degree in engineering science from the University of Western Ontario and has completed the executive management programs at the Richard Ivey School at The University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University.

Board/Committee Membership:	Attendance:(5)		Public Board Memberships
			(Exchange:Symbol)

Board	9 of 9	100%	Royal Philips Electronics N.V.
			(NYSE:PHG)
Corporate Governance (Chair)	5 of 5	100%	The Thomson Corporation (NYSE:TOC)
Management Resources	7 of 7	100%

Combined Total	21 of 21	100%

Securities Held:

			Total of	Total Value of	Amount
	Common		Common Shares	Common Shares	Exceeding
Year	Shares	DSUs	and DSUs	and DSUs(8)	SOR

2007	40,804	7,447	48,251	$3,364,060	$2,164,060

2006	39,834	5,071	44,905	$2,745,043	$1,545,043

Options:(9)

Total Number of	Total Number	Total Number of	Total Value of
Options Granted	Exercised in 2006	Unexercised Options	Unexercised Options(8)

12,400	nil	12,400	$380,262

THE TORONTO-DOMINION BANK    PROXY CIRCULAR   13

Notes to the Director Nominees’ Charts:

(1)	Mr. Bolton is also a director of EPCOR Preferred Equity Inc. (TSX:EPE.PR.A), a subsidiary of EPCOR Utilities Inc., and Teck Cominco Metals Ltd. (unlisted), a subsidiary of Teck Cominco Limited. The subsidiary companies are reporting issuers (or the equivalent) in certain jurisdictions; however, service on the parent board and respective subsidiary board is considered a single commitment due to the nature and limited purposes of the subsidiaries and the minimal additional time commitment service on the subsidiary boards entails.

(2)	Mr. Lessard was a director of CINAR Corporation at the time its shares were suspended from trading on the Toronto Stock Exchange (TSX) for more than 30 consecutive days. The shares were delisted from the TSX and the NASDAQ due to the inability of CINAR Corporation to meet continued listing requirements.

(3)	Mr. Ryan joined the Board on March 1, 2005 upon completion of the acquisition by the Bank of a majority stake in TD Banknorth Inc., as agreed in the merger agreement dated as of August 25, 2004, among the Bank, Banknorth Group, Inc. and others. Mr. Ryan’s employment agreement with the Bank and TD Banknorth Inc. provides that during the five years following completion of the acquisition, he will serve as a director of the Bank. On March 1, 2007, Mr. Bharat Masrani, currently President of TD Banknorth Inc., will assume the role of Chief Executive Officer of TD Banknorth Inc. Mr. Ryan will continue in his role as Chairman of the Board.

(4)	Directors who serve on outside boards together are: Mr. Entwistle and Mr. MacNeill, who are directors of TELUS Corporation; and Mr. Ketcham and Mr. MacNeill, who are directors of West Fraser Timber Co. Ltd.

(5)	The Chairman of the Board is an ex officio member of the Audit Committee and the Risk Committee. Mr. Phillips is an ex officio member of the Audit Committee. Their attendance at Committee meetings as ex officio members is voluntary and, therefore, not reflected in this table.

(6)	Stepped down from the Committee effective May 24, 2006.

(7)	Joined the Committee effective May 24, 2006. Ms. Miller also joined the Board effective that date.

(8)	For 2007, securities held and options valued at the closing price of the Bank’s common shares on the TSX on December 29, 2006 ($69.72), and for 2006, valued at the closing price of the Bank’s common shares on the TSX on December 30, 2005 ($61.13).

(9)	Options were granted as follows from December 1998 to December 2001. All options granted to the directors have vested. Mr. Entwistle was granted options only in December 2001 as he joined the Board in 2001. Number and value of unexercised options is shown as at December 29, 2006.

			Number Granted
Date Granted	Expiry Date	Exercise Price	to Each Director

December 10, 1998	December 10, 2008	$37.60	4,000

December 9, 1999	December 9, 2009	$36.20	2,500

December 7, 2000	December 7, 2010	$41.70	2,200

December 13, 2001	December 13, 2011	$40.98	3,700

    Mr. Marshall A. Cohen retired as a director on March 30, 2006. In the 12 months ended October 31, 2006, Mr. Cohen attended 4 of 5 Board meetings and 3 of 3 meetings of the Management Resources Committee and 3 of 3 meetings of the Risk Committee.
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COMPENSATION OF DIRECTORS
The Corporate Governance Committee of the Board of Directors is responsible for reviewing director compensation and satisfying itself that it is competitive and aligns directors’ interests with those of shareholders. The Board determines the form and amount of director compensation based on the recommendation of the Corporate Governance Committee following an annual review of director compensation in the marketplace. In order to remain competitive, a new compensation structure, detailed below and effective for fiscal 2007, was recommended by the Corporate Governance Committee and approved by the Board in 2006.
Summary of Changes Effective November 1, 2006

•	Increase in fee for membership on additional committees to recognize increased time commitment

•	Increase in Audit Committee Chair fee to compensate for additional meetings and preparation time

•	Regionalize travel fee to more accurately compensate for travel time, particularly where border crossings are required

•	Discontinue practice of paying U.S. resident directors in American dollars
COMPENSATION STRUCTURE
Fiscal 2006

Annual Fees(1)
Position	($)

Director Retainer(2)(3)	$75,000

Additional Committee Memberships(4)	$10,000

Committee Chair Fee(2)	$25,000

Travel Fee for Directors Based Outside of Ontario(5)	$10,000

Chairman of the Board Retainer	$200,000

Fiscal 2007

Annual Fees(1)
Position	($)

Director Retainer(2)(3)	$75,000

Additional Committee Memberships(4)	$15,000

Committee Chair Fee(2)(6)	$25,000

Audit Committee Chair Fee	$40,000

Travel Fee for Directors Based Outside of Ontario:(5)

Principal Residence in Québec	$10,000

Principal Residence West of Ontario or East of Québec	$20,000

Principal Residence in U.S.	$35,000

Chairman of the Board Retainer	$200,000

Notes:

(1)	Not applicable to directors who are also employees of the Bank or subsidiaries of the Bank.

(2)	Excludes Chairman of the Board

(3)	Includes any compensation for serving on one Committee.

(4)	Includes ex officio memberships, but excludes Chairman of the Board active or ex officio memberships.

(5)	Allowance in recognition of time spent travelling to meetings.

(6)	For Committees other than the Audit Committee.
     In addition to the fees outlined above, directors of the Bank may be entitled to an equity grant paid in the form of deferred share units. The equity grant is intended to be forward-looking. For example, the equity grant awarded on December 8, 2006, which is reflected in the table below, relates to the period from November 1, 2006 to October 31, 2007. The increase in equity grants compared to last year (from $100,000 to $150,000 for the Chairman of the Board and from $50,000 to $70,000 for all other directors) was recommended by the Corporate Governance Committee based on market research of Canadian peers and approved by the Board as part of its review of overall director compensation. Directors are also reimbursed for approved expenses incurred in carrying out their duties as directors.
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INDIVIDUAL DIRECTOR COMPENSATION
The following table shows the amounts, before withholdings, that each non-management director standing for election at the meeting received as compensation for serving as a director of the Bank in cash, Bank common shares and Bank deferred share units in 2006. Management directors Messrs. Clark and Ryan do not receive compensation for services as directors of the Bank. Their compensation as executive officers of the Bank is explained in the Report of the Management Resources Committee and the Executive Compensation sections of this circular.

Annual Fees(1)						Proportion
						of
						Total in
					Total of	Equity
					Annual Fees	(DSUs and
		Common		Equity Grant(4)	and Equity	Common
	Cash	Shares(2)	DSUs(2)(3)	(DSUs)	Grant	Shares)
Name	($)	($)	($)	($)	($)	(%)

William E. Bennett	—	—	$108,260	$70,000	$178,260	100%

Hugh J. Bolton	$45,000	—	$75,000	$70,000	$190,000	76.3%

John L. Bragg	—	—	$85,000	$70,000	$155,000	100%

Wendy K. Dobson	$50,000	—	$25,000	$70,000	$145,000	65.5%

Darren Entwistle	—	$85,000	—	$70,000	$155,000	100%

Donna M. Hayes	—	—	$75,000	$70,000	$145,000	100%

Henry H. Ketcham	—	—	$85,000	$70,000	$155,000	100%

Pierre H. Lessard	—	—	$85,000	$70,000	$155,000	100%

Harold H. MacKay	—	—	$95,000	$70,000	$165,000	100%

Brian F. MacNeill	$45,000	—	$75,000	$70,000	$190,000	76.3%

Irene R. Miller	—	—	$48,252	$98,073	$146,325	100%

Roger Phillips	—	—	$120,000	$70,000	$190,000	100%

Wilbur J. Prezzano	—	—	$108,260	$70,000	$178,260	100%

Helen K. Sinclair	$42,500		$42,500	$70,000	$155,000	72.6%

John M. Thompson	$100,000	$100,000	—	$150,000 (5)	$350,000	71.4%

Notes:

(1)	Fees paid quarterly on the last business day of January, April, July and October, based on the individual director’s election under the Outside Director Share Plan.

(2)	Valued at the average cost per share of the Bank’s common shares purchased by the trustee of the Outside Director Share Plan on the day of payment.

(3)	U.S. resident director amounts paid in U.S. dollars have been converted to Canadian dollars at the then prevailing Bank of Canada exchange rate. Effective November 1, 2006, U.S. resident directors are paid in Canadian dollars.

(4)	Awarded on December 8, 2006. Valued at the 20 day average of the high and low prices quoted on the TSX for one Bank common share (based on board lot prices) on each of the 20 consecutive days on which such prices were so quoted immediately preceding the award date. Ms. Miller also received a grant on her election to the Board (May 24, 2006) equal to 50% of the December 2005 grant paid to all non-management directors in respect of Board service for 2006. The amount of $25,000 was paid in U.S. dollars and converted to Canadian dollars for the purpose of this table at the then prevailing Bank of Canada exchange rate.

(5)	The Chairman of the Board received a higher equity grant in recognition of his additional responsibilities.
     Total compensation, including equity grants, paid by the Bank to the Board in fiscal 2006, including compensation paid to all directors who served for all or a portion of 2006, was $2,356,084.
DIRECTOR SHARE OWNERSHIP REQUIREMENT
Under the Bank’s director share ownership requirement, non-management directors are expected to acquire common shares of the Bank with a value equivalent to at least six times their respective annual retainer: 6 x $200,000 for the Chairman of the Board and 6 x $75,000 for all other directors. Deferred share units are considered the equivalent of common shares for the purposes of the directors’ share ownership requirement. Directors have until the later of five years from their respective first election date and December 11, 2008 to meet the share ownership requirement. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of deferred share units or common shares until the share ownership requirement has been met. Deferred share units have no voting rights and accrue dividend equivalents equal to dividends paid on the Bank’s common shares. Deferred share units must be held by the director until retirement from the Board. All directors have acquired common shares and deferred share units equivalent to 6 x their respective annual retainer. Directors who are also Bank executives meet separate, higher requirements (see “Share Ownership Requirements” on page 34).
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TD BANKNORTH INC. DIRECTOR COMPENSATION
Effective March 1, 2005, Messrs. William E. Bennett and Wilbur J. Prezzano, both independent directors of the Bank, were appointed to the boards of TD Banknorth Inc. and its subsidiary TD Banknorth, N.A. The Bank owns a majority stake in TD Banknorth Inc. For TD Banknorth Inc.’s fiscal year ended December 31, 2006, they received compensation for their service on both these boards in accordance with a combined annual fee structure as follows: U.S.$45,000 retainer (U.S.$30,000 cash and U.S.$15,000 in restricted shares of TD Banknorth Inc. common stock); attendance fees of U.S.$1,250 per Board meeting and U.S.$1,000 per committee meeting (Board meeting fees increased from U.S.$1,125 effective April 1, 2006); and reimbursement for travel time in excess of one hour at a rate of U.S.$25 per hour per meeting, up to a maximum of six hours. On May 9, 2006, both received an option to purchase 2,000 shares of TD Banknorth Inc. common stock at an exercise price of U.S.$29.39 per share, and on July 1, 2006, both were granted 509 restricted shares of TD Banknorth Inc. common stock, which comprised the restricted share portion of the annual retainer discussed above. All equity compensation was granted under the TD Banknorth Amended and Restated 2003 Equity Incentive Plan. Management directors Messrs. Ryan and Clark do not receive any compensation for serving on the boards of TD Banknorth Inc. and TD Banknorth, N.A. Messrs. Bennett, Prezzano and Ryan beneficially own, directly or indirectly, or control or direct the following number of shares of TD Banknorth Inc. common stock, respectively: 2,844, 2,844 and 54,212.
CORPORATE GOVERNANCE
The Board of Directors is committed to acting in the best interests of the Bank’s shareholders. The Board fulfils its role directly and through Committees to which it delegates certain responsibilities. The Board and its Committees are focused on the continued improvement of our governance principles and practices. Maintaining our leadership position in corporate governance requires constant review of these principles and practices to be sure they meet or exceed evolving best practices and regulatory guidance.
     This section contains reports of the Corporate Governance, Audit and Risk Committees outlining their key Charter responsibilities and recent governance initiatives. The Report of the Management Resources Committee and information on executive compensation at the Bank starts below. Under rules adopted by Canadian securities regulatory authorities, the Bank is required to disclose information relating to its corporate governance practices. The Bank’s disclosure is set out in Schedule B to this circular. Additional information relating to corporate governance at the Bank may be found on our governance website at www.td.com/governance.
REPORT OF THE CORPORATE GOVERNANCE COMMITTEE
The Corporate Governance Committee, chaired by the Chairman of the Board, is responsible for developing the Bank’s corporate governance principles to foster a healthy governance culture at the Bank. The Committee’s key Charter responsibilities include:

•	Setting the criteria for selecting new directors and the Board’s approach to director independence.

•	Identifying individuals qualified to become Board members and recommending to the Board the director nominees for the next annual meeting of shareholders.

•	Developing and, where appropriate, recommending to the Board a set of corporate governance principles for the Bank, including a code of conduct and ethics.

•	Reviewing and recommending the compensation of the directors of the Bank.

•	Satisfying itself that the Bank communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy.

•	Facilitating the evaluation of the Board and Committees.
     The Committee has looked at its responsibilities and confirmed that it has fulfilled them in 2006 in the best interests of shareholders. In carrying out these responsibilities, the Committee particularly focused on the following initiatives to further improve the Bank’s governance processes and practices.
Director Recruitment
Each year, the Board carefully examines the composition of the Board, including issues relating to its size, and balances factors such as age, geographical, professional, and industry representation. Every effort is made to promote diversity on the Board, including by the advancement of women and minorities and persons with disabilities. During 2006, the Committee undertook a broad search for a new director with financial services experience in the U.S., as well as financial expertise, and recommended that the Board appoint Ms. Irene Miller as a new director. Ms. Miller’s skills, qualifications and background are a valued addition to the Board.
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Succession Planning Matters
The Committee annually reviews succession plans for the Board and the Chairman of the Board, the Committee Chairs and the audit committee financial expert. In 2006, the Committee extensively reviewed the Board and Committee composition and succession planning issues and set in motion a process in connection with the short and longer-term succession planning for the Board and the roles of the Chairman of the Board, Committee Chairs and the audit committee financial expert.
Improving Board Processes
Pursuant to its Charter, the Committee is responsible for considering and assessing the functioning of the Board. In 2006, the Committee undertook several initiatives in an effort to improve the Board’s processes, such as: amending meeting agendas to ensure sufficient time for in-camera discussion; further refinement of the director feedback process including more succinct reporting of feedback results; and scheduling twice-yearly meetings of Committee Chairs in order to discuss procedural and operational issues that affect all Committees.
     The Board of Directors and its Committees continually evaluate and improve the corporate governance policies and procedures of the Bank. For more detailed information about our system of corporate governance, please see the discussion in Schedule B to this circular and on pages 9-10 of the 2006 Annual Report.
     As at October 31, 2006, the following individuals served as members of the Corporate Governance Committee:

John M. Thompson (Chair)	Harold H. MacKay
Wendy K. Dobson	Brian F. MacNeill
Darren Entwistle

REPORT OF THE AUDIT COMMITTEE
The Audit Committee is responsible for supervising the quality and integrity of the Bank’s financial reporting. The Committee also fulfils the role of the Bank’s conduct review committee under the Bank Act and in this capacity is responsible, among other things, for receiving reports on and approving, if appropriate, certain related party transactions and monitoring compliance with the procedures for resolving conflicts of interest. Members of the Committee are expected to be financially literate or be willing and able to acquire the necessary knowledge quickly. In addition, the Board has determined that there is at least one audit committee member who has the attributes of an audit committee financial expert. Hugh Bolton, Chair of the Bank’s Audit Committee, is an audit committee financial expert as defined in the U.S. Sarbanes-Oxley Act of 2002 and is independent under the applicable listing standards of the New York Stock Exchange. The Board’s determination does not impose greater duties, obligations or liabilities on Mr. Bolton nor does it affect the duties, obligations or liabilities of other members of the Committee or Board. In carrying out its responsibilities, the Committee meets regularly without management present with the shareholders’ auditor, the Chief Auditor (who heads the Bank’s internal audit department), the Chief Financial Officer, the Chief Compliance Officer, and alone. The Committee also meets, on an annual basis, jointly with the Risk Committee and the Office of the Superintendent of Financial Institutions (OSFI) to review and discuss the results of OSFI’s annual supervisory examination of the Bank.
     The Committee’s key Charter responsibilities are to:

•	Oversee reliable, accurate and clear financial reporting to shareholders.

•	Oversee internal controls — the necessary checks and balances must be in place.

•	Be directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor — the shareholders’ auditor reports directly to this Committee.

•	Listen to the shareholders’ auditor and Chief Auditor and the Chief Compliance Officer, and evaluate the effectiveness and independence of each.

•	Oversee the establishment and maintenance of processes that ensure the Bank is in compliance with the laws and regulations that apply to it, as well as its own policies.

•	Act as the Audit Committee and Conduct Review Committee for certain subsidiaries of the Bank that are federally regulated financial institutions and insurance companies.

•	Receive reports on and approve, if appropriate, transactions with related parties.
     For further information on the Audit Committee, see the discussion starting on page 12 of the Bank’s 2006 Annual Information Form (www.sedar.com or www.td.com/investor/other.jsp).
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     The Committee has looked at its responsibilities and confirmed that it has fulfilled them in 2006 in the best interests of shareholders. In 2006, the Committee focused on a number of initiatives relating to its oversight of the quality and integrity of the Bank’s financial reporting. Two of these are described below.
Financial Controls Office
In 2006, the Committee continued its oversight of the Financial Controls Office (FCO). The primary purpose of the FCO is to build an auditable and sustainable process to comply with U.S. Sarbanes-Oxley Act of 2002 (SOX) sections related to internal control over financial reporting and equivalent Canadian rules. The Bank attained SOX 404 certification this year. This certification involved a tremendous amount of work by the Bank’s employees and the shareholders’ auditor, with the oversight of the Audit Committee. The Committee will continue to monitor the FCO and oversee management’s maintenance of the Bank’s internal control over financial reporting.
Internal Controls
One of the Committee’s key objectives is its continued focus on overseeing the establishment and maintenance of internal controls relating to, among other things, the prevention, identification and detection of fraud. Management held a “Challenge Session” in 2006 in which the members of the Challenge Committee challenged a panel of Finance executives, including the Bank’s Chief Financial Officer, on the adequacy of the existing controls in place at the Bank to minimize the risks of financial reporting fraud under various hypothetical management override scenarios. The members of the Challenge Committee included the Bank’s General Counsel, Chief Auditor and Chief Risk Officer. The Audit Committee was given the opportunity to provide feedback on the concept of the session generally and the hypothetical scenarios. Management believes the Bank is one of the few Canadian financial institutions to have conducted a session of this nature. The Committee was advised that no significant weaknesses were identified in the controls in place to mitigate the risks inherent in the management override scenarios, either in preparation for or during the session.
     As at October 31, 2006, the following individuals served as members of the Audit Committee:

Hugh J. Bolton (Chair)	Donna M. Hayes
William E. Bennett	Irene R. Miller
John L. Bragg	Helen K. Sinclair

REPORT OF THE RISK COMMITTEE
The Risk Committee is responsible for overseeing the management of risk at the Bank, including credit, market, operational, insurance, regulatory, legal, reputational and liquidity risk. To fulfill this responsibility the Committee satisfies itself that sound policies, procedures and practices for the management of key risks under the Bank’s risk framework are in place. Committee members are expected to have an understanding of issues related to risk management or be willing and able to acquire the necessary knowledge quickly. The Committee meets regularly alone, and separately with each of the Chief Executive Officer and the Chief Risk Officer without other members of management present, and may meet privately with other senior officers and the shareholders’ auditor as it sees fit. On an annual basis, the Committee meets with the Audit Committee and OSFI to review and discuss the results of OSFI’s annual supervisory examination of the Bank.
     The Committee’s key Charter responsibilities are to:

•	Identify and monitor the key risks of the Bank and evaluate their management.

•	Approve risk management policies that establish the appropriate approval levels for decisions and other checks and balances to manage risk.

•	Satisfy itself that policies are in place to manage the risks to which the Bank is exposed.

•	Provide a forum for ”big-picture” analysis of future risks including considering trends.

•	Critically assess the Bank’s business strategies and plans from a risk perspective.
     The Committee has looked at its responsibilities and confirmed that it has fulfilled them in 2006 in the best interests of shareholders. In 2006 the Committee focused on a number of initiatives relating to its oversight of the Bank’s risk management function.
Review of Risk Management Initiatives
Over the course of the year, the Committee reviewed a number of presentations on the Bank’s risk management framework, including policies, practices and reporting protocols for the various risk types across the Bank. In addition, the Committee requested and received a number of presentations from management on issues of specific concern, including
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risk infrastructure initiatives, pandemic planning activities and economic forecasts and their implications. On a quarterly basis, the Committee reviews the Risk Dashboard, which provides a comprehensive quantitative and qualitative assessment of all risk types across all the Bank’s businesses.
Basel II Framework
The Committee continues to consider the implications of Basel II, a new framework developed in 2004 by the Basel Committee on Banking Supervision (a committee of world bank regulators). The goal of the framework is to improve the consistency of capital requirements internationally, make regulatory capital more risk sensitive, and promote improved risk management practices for internationally active banking organizations. The Bank intends to implement the Basel II Framework when it becomes effective, currently expected to be fiscal 2008.
Managing Risk at TD Banknorth and TD Ameritrade
As a publicly traded company, TD Banknorth actively manages risk within its own governance structure according to the risks inherent in its business. The Bank maintains oversight of the governance and management of TD Banknorth risks in a number of ways. For example, the Chief Risk Officer of TD Banknorth provides an overview of TD Banknorth’s risk profile, on a semi-annual basis, to the Bank’s Risk Committee; and the TD Banknorth risk reports are reviewed regularly at the Bank’s Risk Committee meetings.
     Although the Bank does not have a controlling interest in TD Ameritrade, it does have oversight of the risk function through appropriate board and management governance and protocols. For example, quarterly reports to the Bank’s Risk Committee include comments on any significant risk issues at TD Ameritrade.
     For more information on how the Bank manages risk, please see pages 56 to 66 of the Bank’s 2006 Annual Report available on our website at www.td.com/investor/index.jsp.
     As at October 31, 2006, the following individuals served as members of the Risk Committee:

Roger Phillips (Chair)	Harold H. MacKay
William E. Bennett	Wilbur J. Prezzano
Hugh J. Bolton

REPORT OF THE MANAGEMENT RESOURCES COMMITTEE
Following its Charter, the Management Resources Committee undertook a number key activities in 2006, including:

•	Set performance objectives for the CEO, which encourage the Bank’s long-term financial success and measured the CEO’s performance against these objectives in a process led by the Chairman of the Board.

•	Determined the recommended compensation for the CEO and certain executive officers including the Named Executive Officers appearing in the Summary Compensation Table.

•	Reviewed the candidates for CEO and Senior Executive Team succession and reviewed the candidates with the Board as part of the succession planning process for these positions.

•	Oversaw the selection, evaluation, development, and compensation of other members of senior management.

•	Reviewed detailed reports on executive compensation and executive pension arrangements and approved changes designed to align the Bank’s compensation policies and plans to our strategy and the long term interests of our shareholders.

•	Reviewed the total obligations to the CEO and other select senior executives in the event of various termination situations, including termination with and without cause.
     In keeping with best practices, the Management Resources Committee is resolutely independent and is composed entirely of independent directors who, under the Committee’s Charter, must be knowledgeable about executive compensation. The Committee meets without management present at each meeting. The Committee is committed to disclosing executive compensation information that goes well beyond the Canadian requirements, including the adoption of selected new SEC rules on executive compensation disclosure.
     For the past several years, an independent consultant, Frederic W. Cook & Co. has assisted the Committee in making the best possible decisions on executive compensation for the Bank and has helped keep the Committee current with best practices and trends in these areas. Frederic W. Cook & Co. is a compensation consulting firm based in New York City, New York. It consults to a large number of Fortune 500 firms throughout the United States and Canada, including financial
20  THE TORONTO-DOMINION BANK    PROXY CIRCULAR

services firms. To ensure its independence, the Bank does not retain Frederic W. Cook & Co. for any other services. For the period of November 1, 2005 — October 31, 2006, Frederic W. Cook & Co. was paid U.S.$45,752 for the services provided to the Committee.
     The Committee met seven times during the fiscal year ending October 31, 2006 and the following individuals served as members of the Committee for this period, except as noted:

Brian F. MacNeill (Chair)	Helen K. Sinclair
Marshall A. Cohen (Retired March 30, 2006)	Henry H. Ketcham (Joined May 24, 2006)
Pierre H. Lessard	John M. Thompson
Wilbur J. Prezzano
EXECUTIVE COMPENSATION STRATEGY AND PHILOSOPHY
The Bank’s executive compensation program is designed to attract and retain executives; reward performance; align the interests of executives with those of shareholders; allow for effective succession of key executive positions by retaining and developing key resources; and motivate performance by linking executive compensation with the achievement of specific strategic business objectives and the performance of the Bank as a whole.
     We work to ensure compensation programs are aligned with the Bank’s strategy, are market-competitive and lead in terms of corporate governance. The Bank generally compensates executives with a higher proportion of equity compensation compared to competitors. This aligns compensation with shareholder interests and focuses the Bank’s executives on executing business strategies, sustaining performance, and growing shareholder value over the long term.
COMPETITIVE MARKET REVIEW
For comparison purposes, we review the practices of financial services firms in Canada, primarily, the other Schedule I Canadian banks. For some specialized positions, including the Senior Executive Team roles, we may also review other Canadian organizations outside the financial services sector, U.S. regional banks of a similar size and a range of businesses or investment banks and brokerage firms. Despite the fact that the Bank is one of the top ten banks in North America by market capitalization, we have not, for compensation purposes, compared ourselves with the largest North American banks. Instead, for compensation purposes, we have compared ourselves to a group of U.S. regional banks of similar scope of operations. We select the appropriate market according to where the Bank would have to compete for the executive talent required to fill a particular position.
     The Committee annually reviews compensation data for similar jobs from the relevant group of companies. In addition, the Committee considers the appropriate positioning of executives’ compensation in light of the Bank’s absolute and relative performance, the individual’s performance, and the perspective of the Committee’s independent consultant.
EXECUTIVE COMPENSATION MIX
For the CEO, and Executive Vice Presidents and above, the Bank continues to reduce the use of total cash (composed of base salary and annual incentive compensation) in favour of equity compensation, and with a higher percentage awarded as performance share units versus stock options.
     The target mix of total cash to equity compensation varies depending on job function and level. The chart below summarizes the typical compensation mix for executives:

	Base	Annual Incentive	Performance Share Units/	Stock
	Salary	Compensation	Share Units	Options

CEO and Other Named Executive Officers (excluding Mr. Ryan)	11%	25%	40%	24%

Executive Vice President	18%	30%	34%	18%

Senior Vice President	28%	35%	24%	13%

Vice President	43%	31%	21%	5%

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EXECUTIVE TOTAL COMPENSATION COMPONENTS
Executive total compensation consists primarily of the following components: base salary, annual incentive compensation, equity compensation, and benefits, pensions and perquisites.
Base Salary

•	Base salary is the base level of compensation for delivering the requirements of the job.

•	Normally targeted at or near the median level compared to competitors, an executive’s base salary may be positioned above or below this level depending on performance and experience.

•	Base salary stays relatively constant, increasing only when the executive assumes a larger role or to remain near the current market median level.
Annual Incentive Compensation

•	Rewards executives based on Bank, business, and individual performance.

•	A market-competitive “target” award is determined for each individual. The actual award is adjusted up or down from this target based on Bank, business, and personal performance against pre-defined objectives and accountabilities.

•	All or a portion of the annual incentive compensation may be deferred into deferred share units under the Bank’s Deferred Share Unit Plan.

Plan	Executive Level	Description

Incentive Compensation Plan	All Executives (including CEO, CFO, and other Named Executive Officers), excluding participants in the Performance Compensation Plan	Incentive Compensation Plan funding in a year is based on:

• Net Income relative to the prior year against a pre- established performance target; and

• Customer Satisfaction Index for the Bank overall against a pre-established target;

• The Committee can approve discretionary adjustments based on performance relative to peers and/or other key performance indicators (+/- 15%).

Performance Compensation Plan	Executives in Wholesale Banking	Performance Compensation Plan funding in a year is based on:

• Business unit performance; and

• The Committee can approve discretionary adjustments based on performance relative to peers and/or other key performance indicators.
Executives may defer their annual incentive compensation (partially or fully) under the following circumstances:

•	Executives who have not met their share ownership requirement must defer 10-25% (depending on job level) of their annual incentive compensation into deferred share units, or have the same percentage delivered as performance share units.

•	Voluntary deferrals into deferred share units are allowed in addition to the mandatory deferrals.
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Equity Compensation

•	Aligns the interests of executives with shareholders focusing on longer-term value creation, and also supports retention of key executive resources in an increasingly competitive market.

•	Generally, higher level and higher potential executives receive a greater proportion of their total compensation in equity.

Plan	Executive Level	Description

Restricted Share Units	Executives below the Senior Vice President level	Restricted share units are phantom share units that track the value of Bank common shares.

Value: The average of high and low prices for Bank common shares on the 20 trading days before the award or maturity date.

When they vest and mature: These awards vest and mature on the third anniversary of the award date.

How they are paid out: They are paid in cash.

No dividend equivalents are paid on these units.

Performance Share Units	Senior Vice Presidents and Above (including CEO, CFO and other Named Executive Officers)	Performance share units are similar to restricted share units but the number of units paid out upon maturity is tied to the Bank’s three-year Total Shareholder Return relative to that of the other large Schedule I Canadian banks. The number of units will be adjusted by +/- 20% of the original award based upon the Bank’s relative performance. To receive the maximum adjustment of + 20%, the Bank’s Total Shareholder Return performance must significantly exceed that of the other large Schedule I Canadian banks.

Value: The average of high and low prices for Bank common shares on the 20 trading days before the award or maturity date.

When they vest and mature: These awards vest and mature on the third anniversary of the award date.

How they are paid out: They are paid in cash.

No dividend equivalents are paid on these units.

Deferred Share Units	All Executives	Executives may defer their annual incentive compensation (partially or fully) into deferred share units. Deferred share units are phantom share units that track the value of Bank common shares including dividend equivalent reinvestment.

Value: The average of high and low prices for Bank common shares on the 20 trading days before the deferral or redemption date.

How they are paid out: They may be redeemed in cash only after retirement or termination.

Vesting Share Units	Select Eligible Senior Executives	Vesting share units are deferred share units that have vesting and conduct requirements but otherwise have the same terms as deferred share units. Vesting share units may be awarded by the Bank in select and special circumstances, to selected senior executives as an alternative to restricted share units or performance share units.
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Plan	Executive Level	Description

Stock Options	Vice Presidents and above (including CEO, CFO and other Named Executive Officers)	A stock option is the right to purchase a Bank common share in the future at a pre-determined price. In recent years, the Bank has reduced the use of stock options significantly in favour of restricted share units and performance share units.
Term: Since 2003, stock options are granted with a seven-year term.

Vesting Schedule: Stock options vest at a rate of 25% per year for each of the first four years of the term.

When can they be exercised: As stock options vest, they are exercisable. If the executive has not met the share ownership requirement, the executive must hold, in the form of shares, what remains of any proceeds after paying the exercise price and taxes until the share ownership requirement has been met.

Exercise Price: The Committee sets the stock option exercise price, which must not be less than the TSX closing price of the Bank’s common shares on the trading day immediately before the date of the grant.
Benefits, Pension & Perquisites

•	Overall, benefits, pension and perquisites plans are designed to be market competitive.

•	Certain components of the benefits program for the most senior executives are designed to deliver lower value than the average of our competitors.

Component	Executive Level	Description

Benefits	All Executives	Executives have the same benefit programs as all employees.

The Bank provides a certain level of core benefits and additional contributions that employees can use towards the purchase of optional levels of medical and dental benefits, a health spending account, life and accident insurance, and income protection benefits for themselves and their dependents.

Core life insurance is a taxable benefit.

Executive Vice Presidents and above are not eligible for the company contributions provided to employees who cover their dependents for medical and dental.

Pension Arrangements	All Executives (excluding Mr. Clark and Mr. Ryan)	Pension plans include a registered defined benefit pension plan that is available to all employees and an unfunded supplementary executive retirement arrangement. The total pension payable to an employee is capped at $1,000,000.

Perquisites	Eligible Senior Executives	Perquisites provided to eligible senior executives include private banking, executive medical, club membership, use of a leased vehicle, and access to a driver, only where appropriate. All perquisites that are deemed to be taxable by the Canada Revenue Agency are taxable to the executives.

Saving Plans	All executives	An Employee Savings Plan is available to allow eligible employees to buy Bank common shares and the Bank will provide matching contributions to an overall maximum of 3% of pay or $2,250, whichever comes first.

Vice Presidents and above are not eligible for the Bank’s matching contribution.
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EXECUTIVE COMPENSATION VALUATION
The equity compensation awards outlined in the “Summary Compensation Table” are valued at the time of award using either a compensation Black-Scholes value for stock options or the face value for restricted share units, performance share units, deferred share units, and vesting share units. The ultimate value of these awards will be determined over the respective terms dependent on share price appreciation/depreciation. The final number of units in a performance share unit award is also adjusted up to +/- 20% based on the Bank’s Total Shareholder Return over a three-year period relative to the average Total Shareholder Return of the other large Schedule I Canadian banks. It should be noted that the compensation values derived for stock options and performance share unit/ restricted share unit grants do not incorporate any discounts for vesting schedules, early exercise, or forfeitures, while the accounting expense in the Bank’s financial statements do. If the accounting expense values were used, the compensation values disclosed under ”CEO Performance and Compensation” and ”Three-Year Compensation Summary for Remaining Named Executive Officers” would be lower.
STOCK OPTION PLANS
Stock options granted under the Bank’s stock option program are governed by one of two stock option plans. The 1993 Stock Option Plan was approved by shareholders at the Bank’s 1993 annual meeting and applies to outstanding options granted up to the end of 1999. The 2000 Stock Incentive Plan, approved by shareholders at the Bank’s 2000 annual meeting, replaced the earlier plan. The 2000 plan is based substantially on the 1993 plan except that it introduces stock appreciation rights and other stock-based awards (such as restricted shares). Currently, only stock options have been issued under this plan.
Who is eligible to participate?
Eligible executives, including the Named Executive Officers, of the Bank and its subsidiaries are eligible to participate.
What is the term and vesting schedule of stock options?
Details on the term and vesting schedule of stock options are set out in the chart above under “Executive Total Compensation Components”.
How many securities are authorized to be issued under the stock options plans and what percentage of the Bank’s shares outstanding do they represent?
The following table shows as of January 25, 2007 aggregated information for the Bank’s stock option plans, which are the only compensation plans under which equity securities of the Bank are authorized for issuance from treasury.

Number of securities
remaining available for
	Securities to be issued			future issuance under
	upon			equity		Total stock options
	exercise of outstanding			compensation plans		outstanding & available
	stock			(excluding securities		for
	options			reflected in column (a))		grant
	(a)		Weighted-	(c)		(a) + (c)
average
	% of		exercise price	% of		% of
	common		of outstanding	common		common
	shares		stock options	shares		shares
Equity Compensation Plans	outstanding	No.	(b)	outstanding	No.	outstanding	No.

1993 Stock Option Plan	0.4%	2,758,696	$32.27	0.0%	—	0.4%	2,758,696

2000 Stock Incentive Plan	2.2%	16,159,513	$45.56	1.5%	10,959,060	3.8%	27,118,573

Total	2.6%	18,918,209	$43.63	1.5%	10,959,060	4.2%	29,877,269

What is the maximum percentage of securities available under the stock option plans to Bank insiders?
The maximum percentage of Bank common shares reserved for issuance to insiders upon the exercise of stock options may not exceed 10% of the Bank common shares issued and outstanding.
What is the maximum number of securities any one person is entitled to receive under the stock option plans, and what percentage of the Bank’s outstanding capital does this represent?
Limitations are expressed as a percentage. The maximum percentage of Bank common shares reserved for issuance to any one person upon the exercise of stock options may not exceed 5% of the Bank common shares issued and outstanding.
How is the exercise price determined for stock options?
The Committee sets the exercise price that must not be less than the closing price of Bank common shares on the TSX the trading day immediately before the date the stock options are granted.
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How is the market appreciation of stock appreciation rights calculated?
Upon exercise of a stock appreciation right the holder receives a cash payment equal to the fair market value. This is the difference between the average of daily high and low board lot TSX trading prices of Bank common shares on the exercise date and the stock appreciation right exercise price (being no less than the fair market value on the trading day before the grant). Stock appreciation rights can also be granted with a stock option, in which case, upon exercise the stock option is surrendered and the holder receives a cash payment equal to the difference between the fair market value on the exercise date and the stock option exercise price. Although the 2000 plan allows for the granting of stock appreciation rights, the Bank has not granted any to date.
Under what circumstances is an individual no longer entitled to participate?
Stock options expire early in the event of resignation, termination without cause, retirement, death or disability. Stock options are forfeited for termination for cause. In the case of termination without cause, vested stock options and those that vest within 60 days (or 90 days for options granted after January 1, 2004) can be exercised during that 60-day (or 90-day) period. After that time, all outstanding stock options are forfeited.
     In the case of retirement, stock options will continue with normal vesting, but may expire earlier depending on the circumstances.
     In the case of resignation, vested stock options granted after January 1, 2004 can be exercised within 30 days, after which time they are forfeited. Unvested stock options and stock options granted prior to January 1, 2004 are forfeited immediately.
     In the case of death or disability, all stock options vest immediately and the exercise period may be reduced, depending on the circumstances, but they cannot be exercised after three years following the event.
     The plan administrator may extend an early expiry date in certain circumstances. Change of control provisions are described below under “Change of Control”.
Can stock options be assigned or transferred?
Stock options may be transferred by will and laws of succession. With the consent of the plan administrator and where permitted by law, stock options may be assigned to a spouse, or the participant’s or spouse’s personal holding corporation, trustee, custodian, administrator, RRSP, or RRIF.
How are the stock option plans amended? Is shareholder approval required?
Currently, the Board of Directors may amend or terminate the plans subject to regulatory or required shareholder approval. Participants must approve any amendment or termination of the plans where it may impair any rights under a stock option or award granted under the plans. The business of this meeting includes asking shareholders to approve a new plan amendment procedure as set out above in the “Business of the Meeting — First Amendment to the Bank’s Stock Option Plans”.
Were any amendments made to the stock option plans in the last fiscal year?
Yes. As the practice of awarding stock options to non-employee directors was replaced with equity grants in the form of deferred share units after December 2001, the plans were amended to remove the eligibility of non-employee directors for future awards under the plans. In addition, other plan amendments were made to delegate certain administrative powers of the Committee to the plan administrator; to allow employees transferred to other entities in which the Bank has an equity interest to continue to hold their existing awards with the consent of the plan administrator (such employees are no longer eligible for new grants); to eliminate a drafting ambiguity in the anti-dilution clause that might otherwise result in a potential increased stock option expense in cases of equity restructuring; and other immaterial changes of a drafting or clarifying nature or to conform to recent regulatory changes. All of these amendments were of a housekeeping nature, and, therefore, did not require shareholder approval under current TSX rules.
Does the Bank provide any financial assistance to participants to purchase shares under the stock option plans?
Yes. The Bank offers to all employees an employee banking benefit that may be used to purchase shares under the plans and to achieve share ownership requirements. The benefit is in the form of a demand loan for the purchase of Bank common shares, capped at the employee’s base salary up to a maximum of $250,000, with an interest rate equivalent to the dividend yield on Bank common shares set quarterly, in advance, with a ten year term and amortization. There are no such loans to executive officers to purchase shares under the plans. Otherwise, any loans to purchase shares or facilitate the exercise of stock options are on market terms and conditions.
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GUIDELINES ON STOCK OPTION OVERHANG, DILUTION AND BURN RATE
The following table summarizes the total number of stock options granted to eligible executives each December as part of the Bank’s year-end process.

Year	# of Stock Options Granted

Year-End 2006	1,543,672

Year-End 2005	1,889,628

Year-End 2004	2,152,760

Year-End 2003	2,394,876

Year-End 2002	3,875,400

Including the 2006 year-end grants, the Bank’s performance against the maximum guidelines set for overhang, dilution and burn rate are as follows:

			2006	2005	2004	2003	2002
Rate	Description	Guideline	Actual	Actual	Actual	Actual	Actual

Overhang	Overhang is defined as all stock options available for issue and stock options outstanding, divided by the number of total shares outstanding.	10% or less of the number of shares outstanding	4.18%	4.66%	5.76%	6.49%	7.15%

Dilution	Dilution is defined as the total number of stock options outstanding divided by the total number of shares outstanding.	Targeted at 5% or less, but never to exceed 7.5% of the number of shares outstanding	2.66%	2.91%	3.59%	4.00%	4.32%

Burn Rate	Burn rate is defined as the total number of stock options issued in a year, divided by the number of total shares outstanding.	Less than 1% of the number of shares outstanding	0.21%	0.27%	0.33%	0.36%	0.62%

CHANGE OF CONTROL
To have an impact on executive compensation, a change of control must involve both a transaction that is deemed to be a change of control and a loss of job within 24 months following the transaction. A change of control occurs when the outstanding voting shares of the Bank represent less than 50 percent of the combined voting power of the new entity, or when there is, or is expected to be, a change of 50 percent or more of the directors of the Bank, or when the Board considers that there are other circumstances where it is appropriate to apply the change of control provision.
     Under the Bank’s equity compensation plans described above, if a participant is terminated without cause within 24 months following a change of control: (i) all stock options will vest immediately upon termination and remain exercisable for 90 days following termination; (ii) restricted share units and performance share units will continue to vest and be paid out at the original maturity date; (iii) unvested vesting share units will become vested and be redeemable upon termination; and (iv) deferred share units and vested vesting share units will be redeemable upon termination.
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CORPORATE PERFORMANCE AND COMPENSATION
When approving the overall annual incentive compensation funding levels for 2006, the Committee considered the 17.2% growth in adjusted net income available to common shareholders (see note (1) in the chart below), improved customer satisfaction results, as well as a number of other performance indicators as disclosed in the following chart. Based on this performance, the Committee approved total annual incentive compensation funding that was 5% lower than 2005. Funding for the Incentive Compensation Plan was higher in 2006 due to an increase in participants. This increase was offset by a reduction in the Performance Compensation Plan funding because of a decrease in the number of participants.

Met
2006 Performance Indicators	Target	2006 TDBFG Results(1)

Financial
• Deliver above peer average total shareholder return(2)	X	TDBFG return 20.3%, peer average 22.7%
• Grow earnings per share by 7-10%	✓	13% growth
• Grow economic profit	✓	23% growth
Business operations
• Grow revenue faster than expenses	✓	5% gap in growth rates
• Enhance the risk profile of the Bank (as measured by a return on risk-weighted assets that is above the peer average)	✓	TDBFG return 2.46%, peer average 1.96%(3)
• Invest in core businesses to improve efficiency and effectiveness	✓	Refer to Business Segment Analysis in the 2006 Annual Report (pages 24-40) for details
Customer
• Invest in core business to enhance the customer experience	✓	Refer to Business Segment Analysis in the 2006 Annual Report (pages 24-40) for details
• Grow the percentage of employees in customer-facing roles	✓	69% of net new employees were customer facing, bringing total to 66.9%
• Increase customer satisfaction	✓	Customer satisfaction score rose to 87.4 in 2006 from 86.8 in 2005
Employee
• Improve employee engagement score year-over-year	✓	Employee engagement score rose to 4.12 in Fall 2006 from 4.08 in Fall 2005(4)
• Enhance the employee experience by:		Refer to 2006 TDBFG Corporate Responsibility Report
– Listening to our employees	✓	(published in March 2007) for details
– Building employment diversity	✓
– Providing a healthy, safe and flexible work environment	✓
– Providing competitive pay, benefits and	✓
performance-based compensation
– Investing in training and development	✓
Community
• Support our communities by:		Refer to 2006 TDBFG Corporate Responsibility Report
– Promoting children’s health and education	✓	(published in March 2007) for details
– Protecting and preserving the environment	✓
– Volunteering time for social services organizations	✓
and initiatives
• Donate minimum of 1% of domestic pre-tax profits (three-year average) to charitable and not-for-profit organizations	✓	1.3%, or $32.9 million, in donations

Notes:

(1)	Performance indicators that include an earnings component are based on TDBFG’s full year adjusted earnings (except as noted) as explained in “How the Bank Reports” on p. 12 of the 2006 Annual Report. The Bank’s financial results prepared in accordance with
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GAAP are referred to as “reported” results. The Bank also utilizes “adjusted” earnings (i.e., reported results excluding “items of note”, net of tax) to assess each of its businesses and measure overall performance. Adjusted earnings and related terms are not defined terms under GAAP and may not be comparable to similar terms used by other issuers. See page 13 of the 2006 Annual Report for a reconciliation of non-GAAP measures. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items other than Q1/06 impact of reserves for hurricane claims.

(2)	Total shareholder return is measured on a one-year basis.

(3)	Return on risk-weighted assets measure is as at October 31, 2006.

(4)	Scale for the employee engagement score is from 1 (low) to 5 (high).

CEO PERFORMANCE AND COMPENSATION
In addition to the pre-established performance indicators outlined above, the Committee also considered Mr. Clark’s performance against a number of key milestones that were agreed to between the CEO and the Board early in the year. Milestones represent key areas of strategic focus for the CEO and the Senior Executive Team, many of which are multi-year and critical to the Bank’s delivery of sustained long-term value to shareholders.
     For 2006, these milestones included (i) continue the development and execution of the Bank’s U.S. strategy; (ii) complete the repositioning of the global structured products businesses in the Wholesale Bank and drive a clear strategy for TD Securities; (iii) ensure the Bank’s diversity initiatives are entrenched and sustainable; (iv) continued focus on leadership development; and (v) continue to reduce operational complexity.
     In 2006, the Bank enjoyed another year of solid operating performance and made important strategic steps forward under Mr. Clark’s leadership. In assessing Mr. Clark’s performance and determining his compensation, the Committee was particularly pleased with the performance of our Canadian Personal and Commercial Bank, which continued to out-perform its peers by delivering another year of double-digit growth; the continued strong performance of our domestic Wealth Management business, which delivered significantly better results than the average of its peers; the Wholesale Bank, which completed its restructuring activities to further reduce our risk; the successful TD Ameritrade transaction; our Total Shareholder Return of 20.3%; and winning the Synovate survey for the second year in a row in recognition of the Bank’s excellence in overall customer service. The Committee also took into consideration the performance of TD Banknorth, which did not meet expectations. TD Banknorth had a very challenging year in a very competitive and changing U.S. market. These challenges had a negative impact on operating results and the Bank’s share performance.
Base Salary
The Committee reviewed Mr. Clark’s base salary against that of his peers and determined for 2007 that no adjustment was required. Mr. Clark’s base salary of $1,500,000, which was effective January 2006, is positioned above the median of the Canadian banks and the U.S. comparator group.
Annual Incentive Compensation
In determining Mr. Clark’s annual incentive compensation, the Committee took into consideration the strong performance in a number of key areas as highlighted above, as well as the TD Banknorth operating results. The annual incentive compensation for Mr. Clark based on overall Bank results and progress against its strategic milestones was calculated to be $2,094,000. In light of overall Bank performance, the Committee would have applied positive discretion, increasing the payment for Mr. Clark above $2,094,000 in 2006. However, in light of the TD Banknorth performance and the impact on the Bank’s results, the Committee believed, and Mr. Clark agreed, that it was appropriate to apply negative discretion and reduce Mr. Clark’s annual incentive compensation below the calculated annual incentive compensation amount. For 2006, Mr. Clark received annual incentive compensation in cash of $1,875,000.
Equity Compensation
The Committee views equity compensation as a key component of the CEO’s compensation to ensure the interests of the CEO are aligned with those of shareholders. Mr. Clark’s awards of stock options and performance share units granted in December 2006, in respect of 2007, have a total value of $8,025,224. This award is based on the Bank’s performance under Mr. Clark’s leadership and its position to continue to deliver strong results for shareholders at lower levels of risk. The total value is determined using the face-value of a Bank common share for performance share units and the compensation Black-Scholes value for stock options as described above under “Executive Compensation Valuation”.
Total Direct Compensation
Mr. Clark’s total direct compensation, which is the sum of his base salary, annual incentive compensation and equity compensation, for 2006 is $11,383,512, which is positioned above the median of the Canadian banks and the U.S. bank comparator group in recognition of his performance. The Committee was satisfied that Mr. Clark led the Bank to strong results in 2006, has positioned the Bank well for delivery of longer term value for shareholders, and therefore, the compensation above the market median level was determined to be appropriate.
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THREE-YEAR COMPENSATION SUMMARY FOR CEO

W.E. Clark
President & CEO

	2006	2005	2004
	($)	($)	($)

Annualized Base Salary	1,483,288	1,400,000	1,413,825
Annual Incentive	1,875,000	1,750,000	3,000,000
Total Cash	3,358,288	3,150,000	4,413,825
Performance Share Units	4,950,203	4,825,239	3,075,001
Stock Options	3,075,021	3,075,000	3,075,008
Deferred Share Units	—	—	1,000,000
Total Equity(1)	8,025,224	7,900,239	7,150,009
Total Direct	11,383,512	11,050,239	11,563,834
Annual Pension Service Cost(2)	515,000	554,000	503,000
Other Compensation(3)	98,576	132,485	99,775

Total Compensation	11,997,088	11,736,724	12,166,609

Notes:

(1)	The equity compensation awards are based on the implied value at time of grant as described above under “Executive Compensation Valuation”. The ultimate value of the equity compensation awards is highly dependent on future share price appreciation/depreciation and for performance share units on the Bank’s Total Shareholder Return relative to the other large Schedule I Canadian banks.

(2)	In addition to the annual pension service cost disclosed above, the Bank was obliged to honour and continue certain pension obligations to Mr. Clark based on his agreement at CT Financial Services Inc. The incremental cost of the supplemental pension that results from the commitment made by CT Financial Services Inc. was $755,000 in 2006, $516,000 in 2005 and $493,000 in 2004. The Bank also had an obligation to provide Mr. Clark with a Term Certain Annuity which replaced an obligation granted by CT Financial Services Inc. while he was President and Chief Executive Officer. The obligation was $276,000 in 2004 and was subsequently converted into a pension of equivalent value. Mr. Clark was granted additional deferred share units in 2004 to replace the future growth in the Term Certain Annuity. The details of this arrangement are disclosed under ”Employment Arrangements for Mr. Clark”.

(3)	Other compensation includes perquisites and premiums for employer paid term life insurance as outlined in the “Summary Compensation Table” under the columns “Other Annual Compensation” and “All Other Compensation”.
THREE-YEAR COMPENSATION SUMMARY FOR REMAINING NAMED EXECUTIVE OFFICERS

R.E. Dorrance
Vice Chair & Group Head, Wholesale Banking

	2006	2005	2004
	($)	($)	($)

Annualized Base Salary	500,000	500,000	484,658
Annual Incentive	2,625,000	1,501,250	2,250,000
Total Cash	3,125,000	2,001,250	2,734,658
Performance Share Units	2,675,092	1,750,085	1,750,094
Stock Options	1,700,020	1,750,010	1,750,021
Deferred Share Units(4)	—	498,750	750,000
Total Equity(1)	4,375,112	3,998,845	4,250,115
Total Direct	7,500,112	6,000,095	6,984,773
Annual Pension Service Cost	N/A	N/A	N/A
Other Compensation(2)	895	933	914

Total Compensation	7,501,007	6,001,028	6,985,687

C.M. Johnston(3)
Executive Vice President & CFO

2006
($)

Annualized Base Salary	341,644
Annual Incentive	600,000
Total Cash	941,644
Performance Share Units	900,110
Stock Options	600,043
Deferred Share Units	—
Total Equity(1)	1,500,153
Total Direct	2,441,797
Annual Pension Service Cost	194,488
Other Compensation(2)	14,670

Total Compensation	2,650,955

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F.J. Tomczyk
Vice Chair, Corporate Operations

	2006	2005	2004
	($)	($)	($)

Annualized Base Salary	501,374	501,374	502,748
Annual Incentive	1,000,000	901,253	850,000
Total Cash	1,501,374	1,402,627	1,352,748
Performance Share Units	1,100,000	800,008	900,018
Stock Options	900,003	1,200,035	900,005
Deferred Share Units(4)	700,000	698,747	350,000
Total Equity(1)	2,700,003	2,698,790	2,150,023
Total Direct	4,201,377	4,101,417	3,502,771
Annual Pension Service Cost	203,189	147,000	135,000
Other Compensation(2)	16,387	78,745	950

Total Compensation	4,420,953	4,327,162	3,638,721

W.J. Ryan(5)
Chairman & CEO, TD Banknorth

	2006	2005
	(U.S.$)	(U.S.$)

Annualized Base Salary	961,346	906,423
Annual Incentive	993,145	240,560
Total Cash	1,954,491	1,146,983
Performance Share Units	712,597	7,314,774
Stock Options	—	1,829,175
Deferred Share Units	—	—
Total Equity(1)	712,597	9,143,949
Total Direct	2,667,088	10,290,932
Annual Pension Service Cost	425,900 (6)	388,000 (7)
Other Compensation(2)	86,111	1,268,278

Total Compensation	3,179,099	11,947,210

Notes to the Three-Year Compensation Summaries For Remaining Named Executive Officers:

(1)	The equity awards are based on the implied value at time of grant as described above under “Executive Compensation Valuation”. The ultimate value of the equity awards is highly dependent on future share price appreciation/depreciation, and for performance share units on the Bank’s Total Shareholder Return relative to the other large Schedule I Canadian banks except for Mr. Ryan’s performance share units, which incorporate a performance target tied to growth in TD Banknorth operating earnings per share.

(2)	Other compensation includes perquisites and premiums for employer-paid term life insurance as outlined in the “Summary Compensation Table” under the columns “Other Annual Compensation” and “All Other Compensation”.

(3)	Ms. Johnston assumed the position of Chief Financial Officer and became an executive officer of the Bank on November 1, 2005.

(4)	Represents the portion of annual incentive compensation delivered in the form of deferred share units and vesting share units. The total for Mr. Tomczyk includes vesting share units with a four-year vesting provision and face value of $400,000 awarded in 2006 and a five-year vesting provision and face value of $400,000 awarded in 2005.

(5)	Mr. Ryan became an executive officer of the Bank on March 1, 2005 upon completion by the Bank of the acquisition of a majority stake in TD Banknorth. Mr. Ryan’s 2005 and 2006 compensation is based on a November 1st to October 31st time period.

(6)	The period of annual pension cost for Mr. Ryan is November 1, 2005 to October 31, 2006. The pension cost includes the annual service cost of Mr. Ryan’s defined contribution entitlement, which was U.S.$29,900 for this period.

(7)	The period of annual pension cost for Mr. Ryan is January 1, 2004 to December 31, 2004 in accordance with the period covered in TD Banknorth’s definitive proxy statement dated April 20, 2005. The pension cost excludes the annual cost associated with Mr. Ryan’s defined contribution entitlement.
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EXECUTIVE COMPENSATION
The disclosure of executive compensation as outlined previously under ”CEO Performance and Compensation” and ”Three-Year Compensation Summary for Remaining Named Executive Officers” is presented for greater clarity and ease of understanding. The following is prescribed disclosure under applicable regulation.
SUMMARY COMPENSATION TABLE

		Annual Compensation							Mid/Long-Term Compensation

		Awards												Payouts

									Securities	Shares or Units Subject to
									Under	Resale Restrictions(5)
									Options/	($)
				Annual			Other Annual		SARs								All Other
Name and		Fiscal Salary		Incentive			Compensation(2)		Granted(3)					LTIP Payouts			Compensation(8)
Principal Position	Year	($)		($)			($)		(#)	PSU(6)			DSU(7)	($)			($)

W.E. Clark	2006		$1,483,288		$1,875,000	(1)		$75,174	198,304 (4)		$4,950,203	(4)	—		—			$23,402
President & CEO	2005		$1,400,000		$1,750,000			$111,239	213,472		$4,825,239		—		—			$21,246
	2004		$1,413,825		$3,000,000			$78,310	239,412		$3,075,001		$1,000,000		—			$21,465

R.E. Dorrance	2006		$500,000		$2,625,000	(1)		—	109,632 (4)		$2,675,092	(4)	—		—			$895
Vice Chair & Group	2005		$500,000		$1,501,250			—	121,488		$1,750,085		$498,750		—			$933
Head, Wholesale	2004		$484,658		$2,250,000			—	136,252		$1,750,094		$750,000		—			$914
Banking

C.M. Johnston(9)	2006		$341,644		$600,000	(1)		$14,065	38,696 (4)		$900,110	(4)	—		—			$605
Executive Vice
President & CFO

F.J. Tomczyk	2006		$501,374		$1,000,000	(1)		$15,488	58,040 (4)		$1,100,000	(4)	$700,000		—			$899
Vice Chair,	2005		$501,374		$901,253			$77,808	83,308		$800,008		$698,747		—			$937
Corporate	2004		$502,748		$850,000			—	70,072		$900,018		$350,000		—			$950
Operations

W.J. Ryan(10)	2006	U.S.$	961,346	U.S.$	993,145		U.S.$	76,211	—	U.S.$	712,597	(11)	—		—		U.S.$	9,900	(13)
Chairman & CEO	2005	U.S.$	906,423	U.S.$	240,560			—	217,500	U.S.$	7,314,774	(11)	—	U.S.$	6,260,440	(12)	U.S.$	1,268,278	(13)
TD Banknorth

Notes to the Summary Compensation Table:

(1)	Awarded with respect to 2006 performance.

(2)	The Bank has chosen to report perquisites for each Named Executive Officer in the column above unless the aggregate value is less than $10,000, not $50,000 as required. In 2006, the amounts for Mr. Clark, Ms. Johnston, Mr. Tomczyk and Mr. Ryan include transportation services totaling $57,473, $14,065, $7,775 and U.S.$56,795, respectively. The amounts for Mr. Clark, Mr. Tomczyk and Mr. Ryan also include club memberships totaling $16,320, $7,713 and U.S. $12,115, respectively. In 2005, the amount for Mr. Clark includes club memberships totaling $26,321 and transportation services totaling $84,517 and the amount for Mr. Tomczyk includes club memberships (including club initiation fees) totaling $61,443 and transportation services totaling $16,365. In 2004, the amount for Mr. Clark includes club memberships totaling $23,329 and transportation services totaling $53,372. The appropriate taxable benefit is incurred for the amounts shown. For all years, the value of perquisites and benefits for Mr. Dorrance is less than $10,000.

(3)	The units are for Bank stock options, which are granted based on their fair value, except Mr. Ryan’s 2005 units, which are for TD Banknorth stock options. The fair value of the stock options granted is estimated at the date of grant using a compensation Black-Scholes valuation model and assumptions for the following variables: (i) risk-free interest rate, (ii) expected life of the stock option, (iii) expected volatility of the stock price, and (iv) the expected dividend yield of the stock.

(4)	Except as otherwise noted, stock options were awarded on December 14, 2006 in respect of fiscal 2007 and performance share units were awarded on December 7, 2006 in respect of fiscal year 2007.

(5)	The numbers in the chart above show the value at the date of grant. The total holdings and value of all share units for all Named Executive Officers as at December 29, 2006 are as follows:

	PSU/RSU				DSU		Total

		# Units +/-
	# Initial	Performance	Value on			Value on		Value on
Name	Units	Adjustment	Dec. 29, 2006		# Units	Dec. 29, 2006	# Units	Dec. 29, 2006

W.E. Clark	216,825	3,943		$15,391,945	479,293	$33,416,308	700,061		$48,808,253

R.E. Dorrance	104,562	2,244		$7,446,514	38,154	$2,660,697	144,960		$10,106,611

C.M. Johnston	58,932	642		$4,153,499	27,216	$1,897,500	86,790		$6,050,999

F.J. Tomczyk	47,997	1,154		$3,426,808	60,712	$4,232,841	109,863		$7,659,648

W.J. Ryan	213,827	(11,035)	U.S.$	10,260,806	—	—	202,792	U.S.$	10,260,806

Mr. Clark’s deferred share units include 170,000 units awarded to him as part of changes made to his employment agreement described in the section titled ”Employment Arrangements for Mr. Clark”.

Mr. Ryan’s holdings include TD Banknorth performance share units, TD Banknorth restricted share units and Bank performance share units.
32  THE TORONTO-DOMINION BANK    PROXY CIRCULAR

Notes to the Summary Compensation Table, cont’d:

Except for Mr. Ryan, the values above are calculated for purposes of this chart using the December 29, 2006 TSX closing price for Bank common shares, which was $69.72. The December 29, 2006 NYSE closing price for Bank common shares of U.S.$59.87 and the December 29, 2006 NYSE closing price for TD Banknorth common shares of U.S.$32.28 were used for calculating the values for Mr. Ryan.

(6)	Except for Mr. Ryan’s 2005 award for which details are given in footnote 11, these units incorporate a performance target tied to growth in economic profit for units granted prior to December 2005, and Total Shareholder Return for units granted since December 2005. All units are redeemed on the third anniversary of the award date, and dividend equivalents are not paid on these units. Payment value is based on the average of the high and low prices for Bank common shares 20 trading days before the maturity date.

(7)	Represents the portion of annual incentive compensation delivered in the form of deferred share units and vesting share units. The total for Mr. Tomczyk includes vesting share units with a four-year vesting provision and face value of $400,000 awarded in 2006 and a five-year vesting provision and face value of $400,000 awarded in 2005. Dividend equivalents are paid on these units. Subject to any vesting provisions, units are redeemable only after retirement or termination.

(8)	All figures in this column reflect the premiums and applicable provincial sales taxes paid by the Bank for term life insurance for each Named Executive Officer, except for Mr. Ryan (see footnote 13). Mr. Clark’s employment agreement provides for additional term life insurance coverage to be paid by the Bank.

(9)	Ms. Johnston assumed the position of Chief Financial Officer and became an executive officer of the Bank on November 1, 2005.

(10)	Mr. Ryan became an executive officer of the Bank on March 1, 2005 upon completion of the acquisition by the Bank of a majority stake in TD Banknorth. Mr. Ryan’s 2005 and 2006 compensation noted above is based on a November 1st to October 31st time period.

(11)	TD Banknorth performance share units were awarded to Mr. Ryan on January 1, 2006. In 2005, TD Banknorth performance share units, TD Banknorth restricted share units and Bank performance share units were awarded to Mr. Ryan. All units are redeemed on the third anniversary of the award date, and dividend equivalents are not paid on these units. All performance share units awarded to Mr. Ryan incorporate a performance target tied to growth in TD Banknorth operating earnings per share.

(12)	Represents accelerated long-term cash awards made pursuant to the change of control provision of the Banknorth Executive Incentive Plan in connection with the Bank’s acquisition of a majority interest in TD Banknorth, which were paid in December 2004.

(13)	For 2006, matching contributions by TD Banknorth pursuant to their 401(k) Plan. The 2005 amount includes a lump sum premium in the amount of U.S.$1,260,000 paid by TD Banknorth to purchase and deliver to Mr. Ryan a U.S.$5,000,000 whole life insurance policy on his life.
STOCK OPTION/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED CALENDAR YEAR

		% of Total
		Stock		Market Value of
		Options/SARs		Securities Underlying
	Securities	Granted to		Stock
	Under Stock	Employees in	Exercise or	Options/SARs on the
	Options/SARs	the	Base Price	Date of Grant	Expiration
Name	Granted(1)	Calendar Year(2)	($/Security)	($/Security)	Date of Grants

W.E. Clark	198,304	12.8%	$67.42	$67.42	December 14, 2013

R.E. Dorrance	109,632	7.1%	$67.42	$67.42	December 14, 2013

C.M. Johnston	38,696	2.5%	$67.42	$67.42	December 14, 2013

F.J. Tomczyk	58,040	3.8%	$67.42	$67.42	December 14, 2013

W.J. Ryan	—	—	N/A	N/A	N/A

Notes:

(1)	Stock options were granted on December 14, 2006 for Bank common shares. The stock options vest at a rate of 25% per year for each of the first four years of the term. The units are for stock options that are granted based on their fair value. The fair value of the stock options granted is estimated at the date of grant using a compensation Black-Scholes valuation model and assumptions for the following variables: (i) risk-free interest rate, (ii) expected life of the stock option, (iii) expected volatility of the Bank’s stock price, (iv) and the expected dividend yield of the Bank’s stock.

(2)	Percentage of total stock options granted to employees of the Bank to buy Bank common shares.
THE TORONTO-DOMINION BANK    PROXY CIRCULAR   33

TOTAL STOCK OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED CALENDAR YEAR AND CALENDAR YEAR-END STOCK OPTION/SAR VALUES

			Unexercised				Value of Unexercised
			Stock Options/SARs				in-the-Money Stock Options/SARS
			at Calendar Year-End				at Calendar Year-End
	Securities	Total	(#)				($)
	Acquired on	Value
	Exercise	Realized
Name	(#)	($)	Exercisable		Unexercisable		Exercisable			Unexercisable

W.E. Clark	—	—	2,060,808	(1)	549,392	(1)		$64,031,683	(1)(2)		$6,494,340	(1)(2)

R.E. Dorrance	—	—	452,895	(1)	308,476	(1)		$13,083,762	(1)(2)		$3,660,750	(1)(2)

C.M. Johnston	—	—	29,880	(1)	89,404	(1)		$496,565	(1)(2)		$787,597	(1)(2)

F.J. Tomczyk	—	—	336,372	(1)	173,660	(1)		$9,961,284	(1)(2)		$1,972,856	(1)(2)

W.J. Ryan	—	—	1,164,725	(3)	145,725	(3)	U.S.$	12,157,376	(3)(4)	U.S.$	376,942	(3)(4)

Notes:

(1)	Stock options for Bank common shares.

(2)	Closing price on the TSX on December 29, 2006 of Bank common shares was $69.72.

(3)	Stock options for TD Banknorth common shares.

(4)	Closing price on the NYSE on December 29, 2006 of TD Banknorth common shares was U.S.$32.28
SHARE OWNERSHIP REQUIREMENTS
The Bank’s share ownership requirements as outlined below are designed to align the interests of the Bank’s executives with shareholders and are among the highest in the market. In addition, the CEO is required to maintain the share ownership requirement for two years following retirement. Group Heads, Vice Chairs, Deputy Vice Chairs, Executive Vice Presidents, and Vice Chair & Group Head, Wholesale Banking must maintain their share ownership requirement for one year following retirement. This is to ensure executives are focused on proper succession and leave the Bank stronger following their retirement.

Title	Share Ownership Requirement (SOR)	Years to Meet SOR

Chief Executive Officer	10× Base Salary	3

Group Head/ Vice Chair/ Deputy Vice Chair/ Executive Vice President	6× Base Salary	3

Vice Chair & Group Head, Wholesale Banking	1 × Target Total Direct Compensation	3

Senior Vice President	2× Base Salary	5

Vice President	1.5× Base Salary	5

Wholesale Banking Presidents/ Vice Chairs	4× Base Salary	5

Wholesale Banking Managing Directors	2× Base Salary	5

NAMED EXECUTIVE OFFICER SHARE OWNERSHIP REQUIREMENTS AND ACTUAL SHARE OWNERSHIP AT CALENDAR YEAR END
Required and actual share ownership is outlined below for the CEO and the other Named Executive Officers. All forms of equity held by the executive count toward the share ownership requirement with the exception of stock options (vested and unvested).

		Share Ownership			Actual Share Ownership of Named Executive Officers						Ownership
		Requirement Policy			at December 29, 2006(1)						Multiple of Salary

											Based on
											Directly Held &
		Bank			Directly Held &						Deferred	Based on
		Position		Ownership	Deferred		Subject to		Total		Compensation	Total
Name		Title		Multiple	Compensation(2)		Vesting(3)		Ownership		Only	Ownership

W.E. Clark		President & CEO		10× Base Salary		$26,258,685		$22,920,705		$49,179,390	17.5	32.8

R.E. Dorrance		Vice Chair & Group Head, Wholesale Banking		1× Target Total Direct Compensation(4)		$15,541,184		$7,446,514		$22,987,698	2.2	3.3

C.M. Johnston	}	Executive Vice	}			$1,956,865		$4,153,499		$6,110,364	5.6	17.5
F.J. Tomczyk		President/Vice Chair/		6× Base Salary		$4,937,182		$4,323,188		$9,260,370	9.8	18.5
W.J. Ryan		Group Head			U.S.$	3,197,440	U.S.$	10,260,806	U.S.$	13,458,246	3.3	13.8 (5)

Notes:

(1)	The December 29, 2006 TSX closing price for Bank common shares was $69.72. The December 29, 2006 NYSE closing price for Bank common shares was U.S.$59.87 and for TD Banknorth shares was U.S.$32.28
34  THE TORONTO-DOMINION BANK    PROXY CIRCULAR

(2)	Includes all direct holdings and deferred share units without vesting requirements at December 29, 2006.

(3)	Includes restricted share units, performance share units, and vesting share units described above under “Executive Total Compensation Components”. For Mr. Ryan, also includes share units granted under TD Banknorth plans.

(4)	Mr. Dorrance’s multiple is the multiple of his target Total Direct Compensation (base salary plus annual cash incentive plus mid/long-term equity) which exceeds six times his base salary at December 29, 2006.

(5)	Represents Mr. Ryan’s Bank holdings and TD Banknorth holdings. When considering Mr. Ryan’s holdings of TD Bank equity only, his total holdings represent 9.8 times his base salary at December 29, 2006.
PENSION ARRANGEMENTS
PENSION ARRANGEMENTS FOR NAMED EXECUTIVE OFFICERS
Mr. Clark’s arrangements are explained under ”Pension Arrangements for Mr. Clark.” Mr. Dorrance is not a participant in the Bank’s registered pension plan or the supplemental plan. Mr. Ryan participates in the TD Banknorth qualified defined benefit retirement plan and supplemental arrangements explained under “Pension Arrangements for Other Named Executive Officers”.
     The remaining Named Executive Officers of the Bank participate in the Bank’s registered pension plan (TD Plan) and a supplemental plan that will pay the majority of their pension benefit. Annual supplemental pension amounts are payable at age 63. The supplemental pension is calculated as the greater of:

•	2% of the average of the final five years of salary and incentive compensation payments (to a maximum of 120% of salary at the end of the fiscal year) for each year of service to a maximum of 30 years, or

•	2% of the average of the final five years of salary, for each year of service to a maximum of 35 years, less $2,111.11 for each year of service in the TD Plan, less an offset for Canada Pension Plan and, for Mr. Tomczyk, less $1,722.22 for each year of service prior to December 23, 2002. All pension amounts payable from the supplemental plan and the TD Plan are payable for life. Reduced payments continue to the surviving spouse on the death of the Named Executive Officer.
         For the purpose of determining her supplemental pension, at hire, Ms. Johnston was granted an additional five years of service, plus two years of service for each of her first ten years of service, under a special arrangement.
PENSION PLAN TABLE
This table shows the annual supplemental pension benefits payable at age 63 for the various earnings and service combinations shown.

	Years of Service
Final Average
Earnings	15	20	25	30	35

$ 500,000	$113,990	$151,986	$189,983	$227,980	$215,977

$ 750,000	$188,990	$251,986	$314,983	$377,980	$365,977

$1,000,000	$263,990	$351,986	$439,983	$527,980	$515,977

$1,250,000	$338,990	$451,986	$564,983	$677,980	$665,977

$1,500,000	$413,990	$551,986	$689,983	$827,980	$815,977

$1,750,000	$488,990	$651,986	$814,983	$927,980	$915,977

$2,000,000	$563,990	$751,986	$939,983	$927,980	$915,977

PENSION ARRANGEMENTS FOR MR. CLARK
Mr. Clark’s employment arrangements provide for a lifetime pension determined using the annual average of Mr. Clark’s highest consecutive 36 months’ salary and a percentage that varies based on Mr. Clark’s age when he leaves the Bank. Mr. Clark’s estimated pension consists of a supplemental pension determined as if Mr. Clark was a participant in TD’s supplemental pension arrangement, as described above (the ”TD Pension Arrangement”); an incremental supplemental pension that results from the pension arrangements that CT Financial Services Inc. promised to Mr. Clark (the ”CT Pension Arrangement”); and an additional supplemental pension that arose from the discontinuance of the Term Certain Annuity, as described in the following section entitled “Employment Arrangements for Mr. Clark”.
     Based on his 2006 salary continuing unchanged until retirement at age 63, Mr. Clark’s annual pension in respect of the TD Pension Arrangement would be $1,000,000. In addition, Mr. Clark is entitled to $818,000 in respect of the CT Pension Arrangement and $670,500 of additional pension attributable to the former Term Certain Annuity arrangement. These amounts are inclusive of an annual pension from the TD Plan of $2,111.11 for each year of service subsequent to August 18, 2002 and the pension which could be provided from Mr. Clark’s defined contribution pension plan account under the registered pension plan of Canada Trustco Mortgage Company for his service prior to August 19, 2002, which had a value of $487,042 at October 31, 2006.
THE TORONTO-DOMINION BANK    PROXY CIRCULAR   35

     At age 63, Mr. Clark will have 19 years of service for his pension from the TD Pension Arrangement and the CT Pension Arrangement, and 7.8 years of service for his pension from the TD Plan. Pension benefits are payable at age 63 for life, and continue unreduced to Mr. Clark’s surviving spouse for her lifetime following his death.
     The following table breaks out the total service cost and accrued obligation for Mr. Clark’s current pension arrangements.
ACCRUED CEO PENSION OBLIGATION

		Accrued obligation		Normal
	2006 Service	at October 31,	Credited Service at	Retirement
W.E. Clark	Cost(1)(2)(4)	2006(1)(3)(4)	October 31, 2006	Age

TD Pension Arrangement	$515,000	$10,650,000	15.0	63

CT Pension Arrangement	$755,000	$9,155,000	15.0	63

Other CT Compensation	—	$7,613,000	N/A	63

Notes:
Please refer to footnotes (1), (2), (3) and (4) under the ”Accrued Named Executive Officer Pension Obligation” table below.
PENSION ARRANGEMENTS FOR OTHER NAMED EXECUTIVE OFFICERS
The estimated annual pension benefit payable to Mr. Tomczyk is $436,300. This estimate includes amounts payable from all of the supplemental and defined benefit registered plans in which Mr. Tomczyk participates, and excludes amounts payable from any registered defined contribution plans. In addition to the estimated annual pension benefit above, Mr. Tomczyk is entitled to the value of his defined contribution pension plan account under the registered pension plan of Canada Trustco Mortgage Company for his service prior to August 19, 2002, which had a value of $119,580 at October 31, 2006.
     The estimated annual pension benefit payable to Ms. Johnston is $420,500. This estimate includes amounts payable from all of the supplemental and defined benefit registered plans in which Ms. Johnston participates.
     The estimated annual pension benefit payable to Mr. Ryan is U.S.$1,210,000. This includes amounts payable from all of the supplemental and defined benefit qualified plans in which Mr. Ryan participates, and excludes amounts payable from any defined contribution plans. In addition to the annual estimated pension benefit above, Mr. Ryan is entitled to the value of his defined contribution pension plan account under the qualified TD Banknorth 401(k) plan, which had a value of U.S.$3,229,065 at October 31, 2006. Mr. Ryan’s pension allows for an offset for the pension that could be provided by his defined contribution balance, assuming an 8% return on defined contribution investment accounts.
     The estimated pension amounts are calculated assuming current salary and incentive compensation payments continue unchanged until retirement and with service projected to normal retirement age.
     Additional details for each of the above Named Executive Officers, including the accrued benefit obligation, are set out in the table below.
ACCRUED NAMED EXECUTIVE OFFICER PENSION OBLIGATION

		Accrued obligation	Age as of	Credited Service at	Normal
	2006 Service	at October 31,	October 31,	October 31,	Retirement
Name	Cost(1)(2)(4)	2006(1)(3)(4)	2006	2006(5)	Age

C.M. Johnston	$194,488	$ 1,125,331	48	10.5	63

F J. Tomczyk	$203,189	$ 1,761,949	51	8.8	63

W.J. Ryan(6)	U.S.$425,900	U.S.$12,957,100	63	23	65

Notes:

(1)	Includes cost of amounts payable from the supplemental pension arrangements and the registered or qualified plans in which the Named Executive Officer participates.

(2)	Service cost is the value of the projected pension accrued during the one year reporting period.

(3)	Accrued obligation is the value of the projected pension accrued for service up to the end of the reporting period.

(4)	For Mr. Clark, Mr. Tomczyk and Ms. Johnston, values were determined using the same actuarial assumptions used for determining the pension obligations and pension expense disclosed in Note 15 of the 2006 consolidated financial statements of the Bank and for Mr. Ryan, disclosed in Note 24 to the Consolidated Financial Statements of TD Banknorth Inc. included in Item 8 of its Form 10-K Annual Report for the Year Ended December 31, 2005, filed with the SEC on March 13, 2006.

(5)	Represents credited service for the Named Executive Officer’s supplemental pension arrangements, which provide the majority of the pension benefit. Credited service for the registered plan is 3.8 years for Mr. Tomczyk, 2.5 years for Ms. Johnston and 17.5 years for Mr. Ryan.
36  THE TORONTO-DOMINION BANK    PROXY CIRCULAR

(6)	Mr. Ryan’s benefit has been calculated effective October 31, 2006 to align with the Bank’s reporting period. Effective March 1, 2005, co-incident with the acquisition of a majority stake in TD Banknorth by the Bank, Mr. Ryan was provided with an additional future pension entitlement as described starting on page 32 of the TD Banknorth definitive proxy statement dated March 30, 2006 incorporated herein by reference as described under “Employment Arrangements for Mr. Ryan” below.
         The estimated annual pension amounts, service cost and accrued benefit obligations for the Named Executive Officers, are estimated amounts based on assumptions and as such may not be comparable to similar amounts provided by other issuers and may change over time as a result of a number of factors, such as changes to the assumptions and changes in compensation.
EMPLOYMENT ARRANGEMENTS FOR NAMED EXECUTIVE OFFICERS
EMPLOYMENT ARRANGEMENTS FOR MR. CLARK
Mr. Clark’s current employment agreement with the Bank took effect as of December 20, 2004. This agreement has three components:

1.	170,000 deferred share units which in part replace a Term Certain Annuity agreed to under his original employment agreement when he joined the Bank in 2000. The Term Certain Annuity was provided to honour a previous commitment made by CT Financial Services Inc. Unlike the Term Certain Annuity, which provided guaranteed growth in value, the deferred share units, whose value is dependant on the Bank’s financial performance, are designed to reproduce the value of the Term Certain Annuity if the Bank has earned a 10% annual compounded total shareholder return by the time Mr. Clark reaches age 63. This clearly aligns this component of his compensation with the interests of the Bank’s shareholders. The deferred share units vest on an annual basis between now and when Mr. Clark turns 63 as follows: 22% effective June 1, 2005; 41% effective June 1, 2006; 59% effective June 1, 2007; 74% effective June 1, 2008; 88% effective June 1, 2009; and 100% effective June 1, 2010, the year in which Mr. Clark turns age 63.

2.	An additional pension equivalent to the value of the portion of the Term Certain Annuity that had accrued to Mr. Clark at October 10, 2004. It is payable at age 63. This additional pension is included in the “Pension Arrangements for Mr. Clark” section above.

3.	A termination without cause arrangement that will provide him with the following benefits:

a.	Severance, consisting of total cash (composed of base salary and annual incentive compensation) for the lesser of 30 months or the time remaining until he reaches age 63. The annual incentive compensation component will be calculated as the greater of his prior three-year average annual incentive compensation amount paid or the target annual incentive compensation at the date of termination.
b.	Supplemental pension amounts described under “Pension Arrangements for Mr. Clark”.
c.	The vested amount of the 170,000 deferred share units described above.
Mr. Clark’s agreement requires him to honour non-competition and non-solicitation covenants, or risk the reduction or, in certain cases, forfeiture, of the amounts otherwise payable under this agreement.
EMPLOYMENT ARRANGEMENTS FOR MS. JOHNSTON
Upon termination without cause, Ms. Johnston’s employment arrangements with the Bank entitle her to a severance consisting of:

1.	24 months of base salary and annual incentive compensation. The annual incentive compensation is determined using an average of the previous three year actual annual incentive compensation received.

2.	Pro-rata annual incentive compensation reflecting the percentage of year worked should termination occur mid year.
EMPLOYMENT ARRANGEMENTS FOR MR. TOMCZYK
Upon resignation, retirement or termination, Mr. Tomczyk’s employment arrangements with the Bank entitle him to:

1.	A lump sum payment of $120,000. This continues a pre-existing arrangement he had when employed by CT Financial Services Inc.

2.	Payment of a Term Certain Annuity based on an escalating amount determined by the date he leaves the Bank. At February 1, 2007, the annual Term Certain Annuity is $230,000. It increases by 3.39% for each year from February 1, 2007 until the date he stops working for the Bank. Payments begin on the first of the month following the date his employment ends and is payable for a guaranteed 15 years.
THE TORONTO-DOMINION BANK    PROXY CIRCULAR   37

EMPLOYMENT ARRANGEMENTS FOR MR. RYAN
Mr. Ryan became an executive officer of the Bank on March 1, 2005 upon completion of the acquisition by the Bank of a majority stake in TD Banknorth. Mr. Ryan’s employment agreement with the Bank and TD Banknorth provides that during the five-year period following the completion of the acquisition, Mr. Ryan will be employed by TD Banknorth and will serve as a director and Vice Chair of the Bank.
     Full details of Mr. Ryan’s pension and employment arrangements are described under the headings “Pension Plan” and “Employment and Retention Agreements” on pages 31 to 35 of TD Banknorth’s definitive proxy statement dated March 30, 2006 filed with the SEC on that date. The description of these arrangements as they apply to Mr. Ryan is incorporated by reference and is further supplemented by the disclosure above under the heading “Pension Arrangements for Other Named Executive Officers”. The relevant excerpt from the TD Banknorth proxy statement has been filed with this circular on SEDAR (www.sedar.com) and is available promptly for free by contacting TD Shareholder Relations as set out on the back cover. The complete TD Banknorth proxy statement is also available on EDGAR (www.sec.gov) and TD Banknorth’s website (www.tdbanknorth.com/investorrelations/ ). The arrangements described in TD Banknorth’s most recent proxy statement are as at March 30, 2006 and were in existence at the end of the Bank’s most recently completed year
     Mr. Ryan’s employment agreement was amended as of October 19, 2006 to provide that he will relinquish the role of Chief Executive Officer of TD Banknorth after March 1, 2007 and will continue in his role as Chairman of the Board.
COST OF MANAGEMENT RATIO
The cost of management ratio expresses the total of all types of compensation paid or awarded to the Named Executive Officers of the Bank, as disclosed in the three-year compensation summary tables, as a percentage of the adjusted net income available to common shareholders and of market capitalization. Comparative figures have been disclosed for the past three years.

	2006(2)	2005(3)	2004(4)

Total NEO Compensation (millions)	$30.13	$31.91	$27.48

Adjusted Net Income Available to Common Shareholders(1) (millions)	$3,354	$2,861	$2,485

Cost of Management Ratio	0.90%	1.12%	1.10%

Market Capitalization as at October 31(1) (millions)	$46,704	$39,648	$32,126

Cost of Management Ratio	0.06%	0.08%	0.09%

Notes:

(1)	As reported in the Bank’s 2006 Annual Report

(2)	Total Named Executive Officer compensation includes the total compensation as disclosed in the three-year compensation summary tables for the CEO and the other Named Executive Officers. The exchange rate used to convert Mr. Ryan’s total direct compensation into Canadian dollars was the Bank of Canada exchange rate on October 31, 2006 (C$1.12 = U.S.$1.00)

(3)	Total Named Executive Officer compensation includes the total compensation as disclosed in the three-year compensation summary tables in the Bank’s circular for the meeting on March 30, 2006 for the CEO and the other Named Executive Officers, with the exception of the U.S. $6,000,000 Bank performance share unit grant under the TD Banknorth’s Performance Share Unit plan made to Mr. Ryan on March 1, 2005, which was excluded from the total for this calculation, and $516,000 of incremental cost of the supplemental pension that results from the commitment made by CT Financial Services Inc. for Mr. Clark. The exchange rate used to convert Mr. Ryan’s total direct compensation into Canadian dollars was the Bank of Canada exchange rate on October 31, 2005 (C$1.18 = U.S.$1.00)

(4)	Total Named Executive Officer compensation includes the fiscal salary, bonus, other annual compensation, stock options, restricted share units, deferred share units, annual pension service costs (excluding the incremental cost of the supplemental pension, $493,000, and the continuation of other compensation, $276,000, that results from the commitment made by CT Financial Services Inc. for Mr. Clark) and all other compensation as disclosed in the Bank’s circular for the meeting on March 23, 2005, along with the compensation Black-Scholes value of the stock options awarded.
38  THE TORONTO-DOMINION BANK    PROXY CIRCULAR

FIVE YEAR TOTAL SHAREHOLDER RETURN COMPARISON
The following graph assumes that $100 was invested on October 31, 2001 in Bank common shares, the S&P/ TSX Composite Index and the S&P/ TSX Composite Index Banks, respectively.
CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS(1)
Note:

(1)	With dividends reinvested at the price determined by the Bank pursuant to the Bank’s Dividend Reinvestment Plan commencing from the dividend paid on April 30, 2002, which was the first dividend paid by the Bank to which the Dividend Reinvestment Plan applied.
DIRECTORS’ AND EXECUTIVE OFFICERS’ INDEBTEDNESS AND
OTHER TRANSACTIONS WITH THE BANK
Except for routine indebtedness, there is no outstanding indebtedness for any employees, executive officers and directors of the Bank. In addition, none of the Bank’s directors or executive officers had a material interest in any material transaction or proposed transaction involving the Bank in the last year.
     The Bank has a number of policies and procedures that govern the review and approval of transactions with directors and officers. Under the Bank’s Code of Conduct and Ethics, all employees, officers and directors must timely disclose to their manager or the Board, as the case may be, any direct or indirect interest they have in a material contract or proposed material contract involving the Bank in which they may have some influence or perceived interest. The Bank’s Corporate Governance Guidelines also contain procedures regarding director conflicts of interest, which are described in Schedule B — Disclosure of Corporate Governance Practices in this circular. Under the Bank Act and its charter, the Audit Committee is responsible for oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Bank Act. The Audit Committee has established procedures that apply to a broad range of transactions with related parties, from the provision of products or services to a related party, to the purchase of assets or services from a related party. In general, all transactions with related parties must be on market terms and conditions unless, in the case of banking products and services for Bank officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.
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DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Bank has purchased, at its expense, a blended insurance program that includes directors’ and officers’ liability insurance. This insurance provides protection for directors and officers against liability incurred by them in their capacity as directors and officers of the Bank and its subsidiaries. This part of the policy has a dedicated policy limit of $300,000,000 per claim and in the aggregate for the 12 months ending May 1, 2007. There is no deductible for this coverage. The insurance applies in circumstances where the Bank may not indemnify its directors and officers for their acts or omissions. Premiums paid by the Bank relating to unindemnifiable directors’ and officers’ liability insurance are approximately $720,000.
DIRECTORS’ APPROVAL
The Board of Directors has approved the contents of this management proxy circular and its sending to the common shareholders.
Kevin N. Thompson
Vice President, Legal and Corporate Secretary
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SCHEDULE A
SHAREHOLDER PROPOSALS
The following proposals have been made by holders of shares of the Bank for consideration at the meeting. Proposal A was submitted by Mr. J. Robert Verdun of 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2 (Tel.: 519-574-0252; Email: bobverdun@rogers.com). Proposal B was submitted by the Comité syndical national de retraite Bâtirente of 2175, boul. de Maisonneuve Est, suite 203, Montréal, Québec H2K 4S3 and co-sponsored by the Fonds Esther Blondin, member of the Regroupement pour la responsabilité sociale et l’équité (RRSE), of 1950, rue Provost, Lachine, Québec H8S 1P7. Proposals C, D, E, F, G and H were submitted by the Mouvement d’éducation et de défense des actionnaries of 82, rue Sherbrooke Ouest, Montréal, Québec H2X 1X3. The Board of Directors opposes these proposals for the reasons set out after each of them.
Proposal A: Tightening the definition of “independent” director

Note: The Bank is required by the Bank Act to include the following shareholder statements in this management proxy circular but in no way agrees with, supports or endorses in any way, or for any purpose, the statements (or any of them) made therein.

A Director of this Bank shall not be qualified as “independent” if that Director was a Named Executive Officer of another company at the same time as one of the current Named Executive Officers of this Bank. This means that if any of the current “top five” officers of this Bank previously held a top-level executive position in another company, the other Named Executive Officers with whom he or she served at that other company shall not be qualified as “independent” Directors of this Bank as long as the former colleague continues to be employed as a Named Executive Officer of this Bank. The New York Stock Exchange is continually tightening the definition of “independent director”, and calls upon listed companies to “consider all relevant facts and circumstances” when determining a director’s independence. This proposed policy is consistent with that NYSE directive.
Shareholder’s Statement: Prior to October 2000, Karen Maidment was Chief Financial Officer of Clarica Life Insurance Company, while Robert Astley was Chief Executive Officer of the same company. Ms. Maidment, now the CFO of Bank of Montreal, is very closely associated with Mr. Astley, having spoken in his support at an event sponsored by BMO in his home community of Waterloo, Ontario, after Mr. Astley’s former company was found by a judicial inquiry to have acted unethically in the financing of RIM Park in the City of Waterloo. As a Director of Bank of Montreal, Mr. Astley is a member of the Management Compensation Committee, which is responsible for setting Ms. Maidment’s income package. Under NYSE policy, the compensation committee must consist entirely of independent Directors. Tightening the definition would eliminate this type of failure of independent supervision of Named Executive Officers.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The Bank has a director independence policy that is reviewed annually by the Corporate Governance Committee to ensure the director independence criteria in the policy continue to be adequate. The policy addresses rules and regulations under the Bank Act, the U.S. Sarbanes-Oxley Act of 2002 and of the Canadian Securities Administrators and the Toronto Stock Exchange, in addition to applicable NYSE standards. Under the policy, no director qualifies as “independent” unless the Committee has determined, among other things, that the director has no direct or indirect relationships with the Bank that would make him or her personally beholden to the Bank and consequently interfere with the exercise of his or her independent judgment. The Bank has a robust due diligence process to assist the Committee to evaluate the independence of directors annually. Through this process, we analyze all relevant facts and circumstances in making determinations about the materiality of relationships between the Bank and its officers and the directors. We do not believe it is possible, or necessary to anticipate, or explicitly to provide for, all of the circumstances that might indicate potential conflicts of interest or be relevant to an assessment of the materiality of a director’s relationship with the Bank.
Proposal B: Resolved the shareholders request the Board of Directors to report to shareholders (at reasonable cost and omitting proprietary details) by November 30, 2007 on the way the performance assessment process used to determine the remuneration packages granted to senior executives integrates sustainability criteria.
Shareholders’ Supporting Statement: The remuneration package is meant to attract and retain high skilled senior executives.
In order to align the interests of senior executives with those of shareholders and to control disproportionate inflation of their senior executive remuneration packages with regards to the overall growth rate of the Bank and the dividends paid, those packages should be linked to both the short and the long term performance of the Bank.
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The long term performance of a financial institution can not be measured only with reference to traditional financial indicators. It is indeed now widely admitted that environmental, social and governance (ESG) parameters (sustainability parameters) have direct and indirect long term impacts on a company performance whatever its sector of activity.(1) If not properly assessed and managed, they are likely to deprive shareholders of long term returns.
A recent survey conducted by Deloitte & Touche(2) underlines that ESG performance parameters are more likely to be correctly assessed and managed if senior executives are rewarded in a way that reflects their efforts in this area.
Thence, ESG criteria should be systematically and rigorously included in the performance assessment of senior executives. Those criteria could include management and governance process, employee commitment, company’s impact on the society and on the environment, as well as workforce diversity and relations with suppliers and other stakeholders.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
We agree that the Bank’s long-term performance cannot be measured only with reference to “traditional financial” indicators. The Management Resource Committee already considers a broader range of indicators in assessing senior executive performance and compensation. The indicators actually used in this process reflect what the Board of Directors and senior management have determined are the priorities for the Bank to promote the long-term interests of all shareholders. In keeping with good governance, the impact on compensation of performance against the indicators is ultimately entrusted to the independent directors who comprise the Committee. The Committee provides detailed disclosure on the indicators used in the CEO’s evaluation process, given the significance of his leadership to the Bank, on p. 28-29 of this circular.
As disclosed elsewhere in this circular, the Management Resources Committee assessed the CEO’s performance in 2006 against pre-established performance indicators and key, strategic milestones for the purpose of determining the CEO’s compensation. The performance indicators included financial measures such as revenue and earnings growth, as well as “ESG”-oriented indicators, such as:

•	Enhance the employee experience by:

—	Listening to our employees
—	Building employment diversity
—	Providing a healthy, safe and flexible work environment
—	Providing competitive pay, benefits and performance-based compensation
—	Investing in training and development

•	Support our communities by:

—	Promoting children’s health and education
—	Protecting and preserving the environment
—	Volunteering time for social services organizations and initiatives

•	Donate minimum of 1% of domestic pre-tax profits (three-year average) to charitable and not-for-profit organizations
The CEO’s milestones, which are often multi-year, are designed to focus the CEO and senior management on making progress in areas that are critical to the delivery of sustained long-term value for the shareholder. In 2006, the milestones included ensuring the Bank’s diversity initiatives are entrenched and sustainable, and continued focus on leadership development. Alignment with the Bank’s formal “leadership profile” and “guiding principles” also includes having strong corporate governance practices. Thus, we believe the Management Resources Committee’s report on executive compensation included in this circular already addresses the shareholders’ concerns and accordingly, a report on this specific topic is not needed.
Proposal C: It is proposed that the names of the remuneration “experts”, their term of office, the amounts paid to them, the company they belong to, the evaluation grid they use, and, if applicable, any other form of compensation paid to them or to the company they are linked to, be disclosed to shareholders in the Bank’s annual report.
Shareholder’s Statement: The stratospheric remunerations of senior officers of public corporations have become over the last few years the subject of universal reprobation. It is time for shareholders to put a stop to this! Jean-François Khan, one of the top men of the French press writes: “When top executives vote for remunerations of Himalayan proportions for themselves, golden retirements or extravagant bonuses, this proves an incredible disconnection with reality, a form of

Notes:
(1) UNEP FI “The Materiality of Social Environmental and Corporate Governance Issues to Equity Pricing” June 2004
(2) Deloitte and the Intelligence Unit “In the dark, What board and executives don’t know about the health of their business” 2005
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insanity by distraction. No one is 600 times more intelligent than another, even less 1,400 times. A 90% taxation rate on stock options should be required.” [Translation]
The culture of cupidity and greed that has taken root in many public corporations is a factor of corrosion and decay, and the basis of multiple scandals that creep up everywhere in the industrialized world.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The Management Resources Committee’s report in this circular describes in detail the relationship with its independent consultant, and substantially addresses the concerns raised by this proposal. For several years, the Committee has identified in its report that the Committee’s independent consultant is Frederic W. Cook & Co. and provided background information on the firm’s consulting practice. The firm is retained and instructed by the Committee and reports to the Committee. Last year, the Committee added to its disclosure the amount the Bank paid Frederic W. Cook & Co. on behalf of the Committee in the prior year for the services the firm provided to the Committee (for this year, see p. 21 of this circular). The Committee also confirmed in its report that the firm does not accept other retainers from the Bank in order to ensure the firm’s independence. We believe the proposal is unnecessary given the Bank’s existing proxy disclosure with respect to the use of the Committee’s independent consultant.
Proposal D: It is proposed that the remuneration of senior officers be relative to the average wages of employees, the costs of the Bank and its financial success.
Shareholder’s Statement: The ratio between the remuneration of senior officers, including stock options, and the average wages of the employees of the Bank must be disclosed. The remuneration must be allocated according to the financial results obtained. A recent study of the Ontario Municipal Employees Retirement System (OMERS) could not establish any correlation between the financial success of more than sixty Canadian enterprises listed on the stock exchanges, including the Royal Bank, and officers’ remuneration. It is therefore logical to conclude that the remuneration of the Bank’s officers is set in an arbitrary fashion, ignoring the principles of good corporate governance and shareholders’ interests.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The Bank is committed to attracting and retaining highly qualified and high performing individuals, and delivering market-competitive compensation at all levels of the organization. As described elsewhere in this circular, the overall level of compensation for the Bank’s executives, as is the case for all employees, varies with the Bank’s as well as the individual’s performance. Each year, the Bank reports information on total amounts paid in salary, incentive compensation, and pension and benefits in the Corporate Responsibility Report, which complements the extensive report on executive compensation in this circular. We do not believe additional disclosure is required.
As part of the total compensation package, and to strengthen the link to shareholders and performance, the Bank’s executives receive a higher proportion of their total compensation as variable compensation than the average Bank employee. For example, the CEO has over 70% of his total compensation tied to the Bank’s annual and long-term performance. This total includes a large portion of equity compensation, such as performance share units whose ultimate payout varies with the Bank’s total shareholder return relative to its peers.
Extensive market competitive intelligence is utilized to ensure that the Bank is not at a competitive disadvantage when competing to attract and retain highly qualified and high performing individuals that help to ensure the long-term interests of shareholders are met.
The study cited looked only at compensation paid to CEOs in 2002-2004 relative to market return to shareholders in 2001-2003 at 65 companies. The sponsor of the study acknowledged that a few boards may have made good progress trying to improve the link between executive pay and company performance. We believe the Bank has made significant changes to tighten these links.
Proposal E: It is proposed that the stock options allocated to senior officers be rigorously equated with the economic value added (EVA) of the Bank.
Shareholder’s Statement: The stock options given to officers favour a short-term increase in stock value, to the disadvantage of the interests of the Bank’s shareholders. “If the options can be exercisable on the short-term, this is equal to paying cash money,” says Robert Bertram, executive vice-president of the powerful Ontario Teachers Pension Plan. “This is showing complacency in letting one believe that the options are linked to the value of the stock. Clearly, the shareholders’ interest is not taken into consideration in the granting of stock options.” [Translation]
The cost and exercise of options must be linked to the creation of value for shareholders. If the profits increase more rapidly than the debts, the economic value added is positive. If the economic value added (EVA) is positive, the officers have created value for shareholders; if the EVA is negative, they endangered the assets of the shareholders, even if on the short-term the stock is traded at a superior value.
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THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
As with the other elements of the Bank’s executive compensation package, stock option awards are determined based on the Bank’s achievement of its business objectives, including specific financial and strategic performance measures, as well as the individual’s performance and other factors. We do not believe the proposal to tie option allocations to “economic value added” is needed to further our shared goal of aligning executive and shareholder long-term interests.
Although options remain part of the Bank’s market-competitive compensation package for executives, in recent years the Bank has significantly reduced the use of stock options in favour of performance share units that incorporate a performance hurdle tied to total shareholder return relative to its peers.(1) In past years, the ultimate number of performance share units at maturity was tied to the Bank’s economic profit, a measure similar to “economic value added”. Economic profit was replaced in 2005 with relative total shareholder return following a careful review by the Management Resources Committee. The Committee concluded that relative total shareholder return is a more objective measure and provides a gauge of performance that can be more readily compared to the Bank’s peers than economic profit. For these reasons, we do not believe it is necessary or advisable to link the cost and exercise of options to “economic value added” as suggested in the shareholder’s explanation.
The shareholder’s explanation states that options favour a short-term increase in stock value. Stock options granted at the Bank vest in equal tranches over four years, such that the executives only realize the full value of the option grant over the long term. If the executive has not met his or her share ownership requirement, the executive must hold what remains of any proceeds after paying the exercise price and taxes until the share ownership requirement has been met.
Proposal F: It is proposed that within a maximum of three years of the date of this proposal, a minimum of one third of the members of the Board of Directors of the Bank should be women.
Shareholder’s Statement: The percentage of women that sit on the Board of Directors of the Bank is ridiculously low, a consequence of an old and archaic tradition that relegates women to an inferior level in major financial institutions while women represent more than half of university graduates. In the Province of Québec, 24 Crown corporations will now be required to have half of their boards of directors occupied by women. This example should be followed on a long-term basis by the Bank whose current representation is that of a nearly canonical age, an illustration of the male-dominated boards of directors of the great majority of public corporations. For example, 30% of Canadian corporate boards include just one woman; 12% has two; 4% has three; 1% has four and 1% has five, including the National Bank of Canada, exceptionally.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
Each year, the Board carefully examines the composition of the Board, including issues related to its size, and balances factors such as age, geographical, professional and industry representation. The Board must be satisfied that the directors of the Bank, taken as a whole, have the right skills, experience and capabilities to meet the challenges facing the Bank and result in a strong independent Board of Directors to best serve the long-term interest of shareholders. We are particularly proud of the representation of women on our Board: four of our 15 independent director nominees for election at this meeting, or 27%, are women; and in the last three years, five new independent directors were recruited, two of whom or 40% were women. Our latest director, appointed earlier this year, is Ms. Irene Miller, whose skills, qualifications and background are a valued addition to our Board. We expect to see this trend continue as the Bank’s Corporate Governance Guidelines direct the Board to make every effort to promote diversity on the Board, including by age and the advancement of women and minorities and persons with disabilities, without losing sight of the objective stated above. In our view, the proposal is unnecessary given the Board’s track record on this issue and would take away needed flexibility on the Board’s part to ensure that the overall composition of the Board meets the needs of the Bank and its shareholders.
Proposal G: It is proposed that the Bank include in its annual report a sufficient summary of the financial statements of its subsidiaries.
Shareholder’s Statement: Section 157(2) of the Canada Business Corporations Act and Section 310(2) of the Bank Act stipulate that “Shareholders of a corporation and their personal representatives may on request examine the financial statements of its subsidiaries during the usual business hours of the corporation and may make extracts free of charge.” When the company objects to a shareholder’s consultation, this leads to significant legal fees for the shareholder, making the recognition of this right difficult or illusory, and that could in part be satisfied by publishing in the annual report a summary of the financial statements of the Bank’s subsidiaries.

Note:

(1)	At year-end 2006, 60% fewer stock options were granted compared with year-end 2002 as a result of changes in compensation over the period, and the Bank’s overhang (stock options available for issue plus stock options outstanding as a percentage of total shares outstanding) was 4.18%.
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In reality, an informed shareholder can only exercise his right to vote if he has specific and audited information of all the company’s activities, including the subsidiaries whose financial statements are currently withheld from the shareholders’ examination. A culture of secrecy goes against the principles of good governance and it goes against any logic and the nature of things that a listed company calling for public financing is at the same time open and closed!
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
While some of the Bank’s subsidiaries’ financial statements are publicly available, we believe the consolidated financial statements of the Bank and the accompanying management’s discussion and analysis are more informative for shareholders. The Bank operates along four key business lines and provides segmented results and discussion and analysis for each of these businesses in the Annual Report. The Bank does not operate along subsidiary-lines and each of the business lines would include many subsidiaries. Consequently, our subsidiaries’ financial statements have limited utility for shareholders who want to understand the overall business and key business lines. Including summaries of our subsidiaries’ financial statements in the Annual Report would add unnecessary complexity, length and cost to the report, which is already a comprehensive document. The Bank estimates that adding to the page length of this year’s Annual Report with even one set of summarized subsidiary financial statements would have cost approximately $1.8 million in additional production and mailing costs.
Proposal H: Considering the serious concerns expressed by numerous observers and regulators on the impact of hedge funds on the stability of the financial system, it is proposed that the Bank make public the information on its participation, direct or indirect, in this type of activity.
Shareholder’s Statement: “The power of hedge funds threatens the financial planet” [translation], as seen in the October 3, 2006 economy supplement of the French newspaper Le Monde. It cites among others the American hedge fund Amaranth with a loss of more than $6 billion U.S. in two days speculating on the natural gas market, namely more than half of its assets. The newspaper recalls the collapse of another American fund, LTCM, that required the U.S. Federal Reserve to lower its interest rates to avoid a chain reaction on the financial market. The daily French language newspaper La Presse, in its October 5, 2006 edition, states that the IDA(1) recommends that hedge funds be regulated to protect investors. The number of hedge funds has tripled over the last few years. Most, established in tax havens, remain obscure and avoid controls. They are only regulated indirectly through bank monitoring, for which they are creditors.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The Bank’s operations are conducted in a legal and prudent manner. With respect to the Bank’s customers and clients, the Bank sets appropriate risk oversight processes under an enterprise-wide risk framework and reports to shareholders each year in the Annual Report on key risks that could have an impact on the achievement of business objectives and strategies. We do not think that an additional report is needed to supplement the already extensive disclosure the Bank provides in the Annual Report on how it manages risk in its businesses. If greater regulation of hedge funds is sought, this type of proposal should be made to the appropriate governmental authorities and debate of the merits of this issue should be carried on in the context of regulatory reform applicable to all participants. In this regard, we note that staff of the Canadian Securities Administrators (CSA) released a notice on January 12, 2007 reporting on their review of hedge funds in Canada. The CSA staff concluded that the current regime contains an appropriate securities regulatory framework for hedge funds and described how they intend to monitor or make improvements to certain areas where they identified the need to do so.

In addition to proposal A, Mr. J. Robert Verdun submitted a proposal advancing the “STAR” principle of executive compensation, under which the most senior executives of the Bank would be paid in a manner that is Simplified, Transparent, Allocated (to future years as appropriate), and Retractable (in case of catastrophic events significantly impacting the Bank’s profits). Mr. Verdun withdrew his proposal based on the Bank’s continuing leadership in improving executive compensation practices, which include, among others: reduced use of stock options as a component of executive compensation in favour of performance share units; reduced use of annual cash incentive payments in favour of long-term equity compensation awards; share ownership requirements that are among the highest in the market; a requirement for the CEO to maintain his or her share ownership requirement for two years following retirement and for other senior executives to maintain their stock ownership requirements for one year following retirement; and a requirement for Bank executives with a share ownership requirement who have not met the requirement to defer 10-25% of their annual incentive compensation into deferred share units, which pay out only on retirement or termination, or have the same percentage delivered as performance share units, and to hold the net proceeds from the exercise of stock options, until the requirement is met. The Bank thanks Mr. Verdun for his on-going commitment to improving corporate governance and executive compensation policies.

Note:
(1) Investment Dealers Association of Canada
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SCHEDULE B
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES
The Bank’s Board of Directors and management believe that sound corporate governance practices will contribute to the effective management of the Bank and its achievement of strategic and operational plans, goals and objectives. The Bank’s approach is consistent with National Policy 58-201 — Corporate Governance Guidelines and its policies and practices have been designed to focus the Board on its responsibilities to the Bank’s shareholders and on creating long-term shareholder value. The Bank also considers the rules of the New York Stock Exchange (NYSE) and of the U.S. Securities and Exchange Commission, although it is not subject to all such rules and regulations.
     The Board has adopted and published a set of Corporate Governance Guidelines that, together with the Charters and key practices of the Board and its Committees, provide the framework for governance at the Bank. The Bank’s Corporate Governance Guidelines are published on its website at www.td.com/governance/index.jsp.
     The Bank’s website also sets out additional governance information, including the Code of Conduct and Ethics, the Disclosure Policy, the Director Independence Policy, the Position Description for Directors, the Position Description for the CEO, and the Charters of the Board, its Committees and their Chairs, and the Chairman of the Board.
Board of Directors
Information relating to each director standing for nomination, including other public company boards on which they serve as well as their attendance record for all Bank Board and Committee meetings during fiscal 2006, can be found on pages 8 through 14 of this circular.
         Director Independence
The Board believes that it needs to be able to operate independently of management in order to be effective. In essence, this means that a large majority of the Board and all Committee members are not part of management of the Bank and do not have relationships with the Bank that would make them personally beholden to the Bank and consequently interfere with their independent judgment. Currently, the Board is composed of an overwhelming majority of independent directors. Of the 17 nominees proposed for election at the meeting, 15 nominees, or 88%, are “independent” under the Bank’s Director Independence Policy and the corporate governance guidelines of the Canadian Securities Administrators (CSA Guidelines), and are not “affiliated” under the Bank Act (Canada). In addition, each current and, if elected, prospective member of the Audit Committee meets additional independence criteria under the Policy and applicable law. Because of their management positions, Mr. W. Edmund Clark and Mr. William J. Ryan, are not “independent” under the Policy and the CSA Guidelines, and are “affiliated” under the Bank Act.
     The Board adopted the Director Independence Policy in 2005 and delegated responsibility to the Corporate Governance Committee for developing and recommending to the Board independence criteria for directors; reviewing the Policy at least annually, including as to the continued appropriateness of the director independence criteria; and evaluating the independence of directors annually. The Committee oversees a diligence process that includes detailed questionnaires to the directors to elicit relevant information about their individual circumstances. Directors having a material relationship with the Bank, and management directors, are disqualified from being considered independent under the Policy. Members of the Audit Committee must meet additional independence criteria described in the Policy reflecting additional regulatory requirements. The Director Independence Policy is available on the Bank’s website at www.td.com/governance/other  policies.jsp.
     When considering if a non-management director has a material relationship with the Bank, the Corporate Governance Committee looks at the nature of the director’s relationships with the Bank and the importance of those relationships to the director. The Policy provides guidance on how to evaluate potentially material relationships; for example, outsourcing, consulting, legal, accounting and financial services relationships are particularly relevant. The Committee examines significant relationships of these types not only from the director’s standpoint, but also from that of persons or organizations the director is related to, such as a spouse or an entity that employs the director in an executive capacity. For a director in such a relationship, the Committee considers whether he or she could reasonably be expected to lack objectivity with respect to management’s recommendations and performance. The goal is for a large majority of the Board to be composed of directors whose loyalty to the Bank and its shareholders is not compromised by any other relationship they may have with the Bank.
     While not required to do so, the Committee has also considered the director independence standards contained in the corporate governance rules of the NYSE applicable to U.S. domestic issuers listed on that Exchange. Except for the management directors, Messrs. Clark and Ryan, all current directors and all director nominees would be considered independent under the NYSE standards if they applied to the Bank.
     In addition to the Director Independence Policy, the Board has implemented the following policies and practices:
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•	The Board and each Committee can meet independently of management at any time. It is the current practice to provide time at each regularly scheduled meeting of the Board and the Committees to do so. To ensure sufficient time for in-camera discussion, the agendas have been structured to include one or two in-camera sessions per regularly scheduled meeting. During fiscal 2006, there were over 40 such in-camera sessions.

•	The Board and its Committees have the authority to engage their own independent advisors.

•	The non-management directors annually appoint a strong, independent Chairman of the Board with a clear mandate to provide leadership for the independent directors.

•	There is a policy requiring all directors to acquire, over a set period of time, common shares of the Bank with a value equivalent to at least six times their respective annual retainer.
Board members understand that independence requires more — it requires preparation for meetings, understanding the issues, strength, integrity and an inquiring mind.
         Chairman of the Board
The role of the Chairman of the Board at the Bank is to facilitate the functioning of the Board independently of management and to maintain and enhance the quality of corporate governance at the Bank. The key responsibilities of the role are set out in the Charter of the Chairman of the Board, which is available on the Bank’s website at www.td.com/governance/charters.jsp. The Chairman must be independent and, as stated above, is appointed by the non-management directors of the Board annually. The Chairman chairs every meeting of the Board (including the in-camera sessions) and the Corporate Governance Committee, and the annual meeting of shareholders. The Chairman of the Board at the Bank is John M. Thompson. Mr. Thompson has been the Chair since 2003; and he is not currently, and has not been, the Chair of any other public company. For more information on Mr. Thompson, please see his table in the section entitled “Director Nominees” on page 13 of this circular or the Bank’s website at www.td.com/governance/chair.jsp.
         Shareholders’ Meeting
The Chairman of the Board chairs the annual meetings of shareholders and is available at the meetings to answer questions. Directors are expected to attend annual meetings of shareholders where possible. Last year, all of the directors standing for election attended the annual meeting.
Board Mandate
The business of the Bank is conducted by its employees, managers and officers, under the direction of the Chief Executive Officer and the oversight of the Board of Directors, to enhance the long-term value of the Bank for its shareholders. The Board is elected by the shareholders to oversee management and to assure that the long-term interests of shareholders are advanced responsibly by addressing the concerns of other stakeholders and interested parties, including employees, customers, regulators, our communities and the public. The Board’s responsibilities are set out in its Charter and include the following:

•	Supervision of the Management of the Business and Affairs of the Bank.

•	Disclosure of Reliable and Timely Information to Shareholders — the shareholders depend on the Board to get them the right information.

•	Approval of Strategy and Major Policy Decisions of the Bank — the Board must understand and approve where the Bank is going, be kept current on its progress towards those objectives and be part of and approve any major decisions.

•	Evaluation, Compensation and Succession for Key Management Roles — the Board must be satisfied the key roles have the right people, that they are monitored and evaluated by the Board and that they are appropriately compensated to encourage the Bank’s long-term success.

•	Oversight of the Management of Risks and the Implementation of Internal Controls — the Board must be satisfied that the assets of the Bank are protected and that there are sufficient internal checks and balances.

•	Effective Board Governance — to excel in their duties the Board needs to be functioning properly as a Board — strong members with the right skills and the right information.
The Board’s Charter is incorporated by reference into this circular and has been filed with securities regulators on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and, as stated above, is available on our website at www.td.com/governance/charters.jsp. In addition, any shareholder may obtain a free copy promptly by contacting TD Shareholder Relations as provided on the back cover of this circular.
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In accordance with the requirements of the Bank Act, certain important matters must be brought before the Board. The Board has also chosen to reserve certain other key decisions to itself. Pursuant to its Charter obligation to oversee the sufficiency of the checks and balances on management, the Board has established approval criteria for management in the areas of the extension of new credit, investment decisions for the Bank’s securities portfolios, capital spending, executive compensation and the issuance of securities of the Bank. The Board has also implemented formal policies for the approval of material business acquisitions and investments and the entering into of major outsourcing projects. Finally, the Board has retained complete authority over certain other transactions out of the ordinary course of business, fundamental changes and the approval of financial statements prior to release to shareholders.
         Strategic Planning Process
As set out in the Board’s Charter, the Board is responsible for the oversight of the strategy and fundamental goals of the Bank for all aspects of its undertaking. This responsibility includes the adoption of a strategic planning process; considering and approving on a continuous basis strategic alternatives and plans presented by management. This process includes the assessment of major opportunities and risks of the Bank; and oversight of the implementation of strategic plans; and monitoring performance against such plans.
         Principal Risks
The Risk Committee of the Board is responsible for identifying and monitoring the key risks of the Bank and evaluating their management. A description of the principal risks identified by the Bank and the structures and procedures in place to manage such risks can be found on pages 56 through 66 of the Bank’s 2006 Annual Report, which is available on the Bank’s website at www.td.com/investor/index.jsp
         Corporate Social Responsibility
For a description of the Bank’s approach to corporate social responsibility, see page 124 of the Bank’s 2006 Annual Report and read the Bank’s most recent Corporate Responsibility Report, which is also available on the Bank’s website at www.td.com/investor/index.jsp.
         Succession Planning
The Board and Management Resources Committee undertake succession planning for the CEO, including potential succession candidates and development plans for the CEO; and the overall succession planning strategy for key executive roles, including fostering depth in management by rigorously assessing candidates for senior positions.
         Communication Policy
The Corporate Governance Committee’s responsibilities include satisfying itself that the Bank communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy. The Bank’s Disclosure Policy codifies the Bank’s commitment to providing timely, accurate and balanced disclosure of all material information about the Bank to a broad audience. The Corporate Governance Committee annually reviews the Policy and receives a report from management, including members of the Disclosure Committee, detailing disclosure issues that have arisen in the past year. A copy of the Policy is available on the Bank’s website at www.td.com/governance/other policies.jsp.
         Internal Controls
Management’s report on internal control over financial reporting and related information is available starting on page 70 of the Bank’s 2006 Annual Report, which is available on the Bank’s website at www.td.com/investor/index.jsp.
         Developing the Bank’s Approach to Corporate Governance
The Board believes the Bank’s success is based on a culture of integrity which starts with the principle of the “tone at the top”. As set out in its Charter, the Board is responsible for setting the tone for a culture of integrity and compliance throughout the Bank and, in that regard, expects the highest level of personal and professional integrity from the Chief Executive Officer and other executive officers of the Bank. The Board is also responsible for monitoring the effectiveness of the Bank’s corporate governance practices and approving any changes, as required. The Corporate Governance Committee’s responsibilities include keeping abreast of the latest regulatory requirements, trends and guidance in corporate governance and updating the Board on corporate governance issues as necessary. As stated above, the Board, on the recommendation of the Corporate Governance Committee, adopted and published a set of Corporate Governance Guidelines that, together with the Charters and key practices of the Board and its Committees, provide the framework for governance at the Bank.
         Measures for Receiving Stakeholder Feedback
The Board or a Committee of the Board oversees communications with shareholders and other stakeholders including reviewing and/or approving key disclosure documents such as the quarterly and annual financial statements, the Annual
48  THE TORONTO-DOMINION BANK    PROXY CIRCULAR

Report, the Annual Information Form, the Management Proxy Circular and the Corporate Responsibility Report. The Audit Committee monitors a financial matters whistleblower policy which establishes a confidential and anonymous communication channel for employees and other stakeholders worldwide to raise concerns about accounting, internal accounting controls or auditing matters for the Bank. A description of the Bank’s Financial Matters Whistleblower Program is available on the Bank’s website at www.td.com/governance/whistleblower.jsp. The Bank carefully reviews shareholder proposals and feedback and provides regular opportunities for shareholders to communicate with the Bank. All these inputs help the Bank understand how it is doing and guide the Bank’s future governance innovations.
As set out in the Bank’s Corporate Governance Guidelines, shareholders may communicate directly with the independent directors through the Chairman of the Board, by writing to:
Mr. John M. Thompson
Chairman of the Board
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A2
Position Descriptions
The Board has approved a written position description for the directors which the Corporate Governance Committee reviews on an annual basis and, if necessary or advisable, recommends amendments to the Board for its approval. The Board has also approved Charters for the Chairman of the Board and for the Chairs of the Board Committees. These documents are available on the Bank’s website at www.td.com/governance/charters.jsp.
The Management Resources Committee has developed a written position description for the Chief Executive Officer and annually reviews and approves it and the corporate goals and objectives for which the Chief Executive Officer is responsible (which include performance indicators relevant to the compensation of the Chief Executive Officer).
Orientation and Continuing Education
         Orientation
The Bank provides a comprehensive educational session to orient new directors (which also serves as a refresher for other directors) by providing them with specialized and streamlined information about how the Bank is managed, its key businesses, its strategic direction, its regulatory environment and the significant issues and key risks it faces. All new directors are also provided with a Director’s Orientation Manual containing: the Bank’s key corporate governance and public disclosure documents; important policies and procedures for the Bank; and organizational charts and other business orientation materials. Members of the executive management team make targeted, highly relevant presentations to orient new directors and are available to answer questions directly.
         Continuing Education
The Corporate Governance Committee oversees continuing education for directors and serves as a resource for ongoing education with respect to duties and responsibilities as directors. It satisfies itself that prospective candidates fully understand the role of the Board and its Committees and the contribution expected of individual directors. In addition, presentations are made regularly to the Board on different aspects of the Bank’s operations, and educational presentations in topical areas are made periodically to assist Board members in fulfilling their responsibilities. For example, as part of the strategic planning process, directors receive regular updates on the Bank’s overall strategy and potential strategic transactions, and participate in discussions on the strategy of each business segment within the Bank’s overall strategy.
Directors also have complete access to the Bank’s management in order to become and remain informed about the business of the Bank and for any other purposes that may be helpful in fulfilling their responsibilities.
Lastly, directors are regularly canvassed to determine if there are any specific topics, trends or best practices that they would like to learn more about, of relevance to the Board as a whole or to a specific Committee. In the past fiscal year, several such presentations were made to the Board and its Committees, including by the shareholders’ auditor on best practices; by management on Basel II; and by an independent consultant on executive compensation.
Ethical Business Conduct
As a responsible business enterprise and corporate citizen, the Bank is committed to conducting its affairs to the highest standards of ethics, integrity, honesty and fairness and professionalism — in every respect, without exception, and at all times. While reaching the Bank’s business goals is critical to its success, equally important is the way it achieves them. There
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are a number of policies and procedures in place, including the Code of Conduct and Ethics and insider trading policies, that encourage and promote a culture of ethical business conduct at the Bank.
         Code of Conduct and Ethics
The Bank’s Code of Conduct and Ethics applies at all levels of the organization, from major decisions made by the Board of Directors, to day-to-day transactions in branches. The Code has been filed with securities regulators on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Any shareholder may obtain a copy from our website at www.td.com/governance/other  policies.jsp or by contacting TD Shareholder Relations as provided on the back cover of this circular.
The Code establishes the standards that govern the way directors, officers and employees deal with each other, the Bank’s shareholders, customers, suppliers and competitors. Within this framework, directors, officers and employees are expected to exercise good judgment and be accountable for their actions. For officers and employees, compliance with the Code is part of their employment contract with the Bank. All directors, officers and employees are required to review and attest to compliance with the Code on an annual basis.
The Corporate Governance Committee annually reviews the Code and receives a report from management summarizing: (i) how the Board monitors the culture of integrity and “tone at the top” established at the Bank; and (ii) compliance with the Bank’s policies and procedures in respect of ethical personal and business conduct.
         Insider Trading Policies
The Bank has robust safeguards in place that are monitored by trained and experienced compliance officers to help ensure that all executive officers and other officers and employees in key positions do not inadvertently engage in insider trading. These safeguards include a policy requiring certain officers (including the Named Executive Officers listed in the “Summary Compensation Table” on p. 32 of this circular) to pre-clear any trade in securities with Bank compliance officers no less than two business days in advance of the date of the transaction and requiring Bank compliance officers to have access to records of the trading accounts in which these individuals hold any securities; a policy restricting trading in Bank securities in closed “window periods” that span the period when the Bank’s financial results are being compiled but have not yet been released to the public; and a policy requiring insiders, as required by law, to file insider trading reports via the Internet-based System for Electronic Disclosure by Insiders (SEDI). In addition, the Named Executive Officers must pre-disclose to the public, by way of a press release, any intention to trade in Bank common shares, including the exercise of options, no less than five business days in advance of the date of the transaction.
         Director Conflict of Interest
Directors are not eligible for election if they have a potential or actual conflict of interest that is incompatible with service as a director. An example of such a conflict is a material interest in an entity that competes directly with a core activity of the Bank. Directors must provide the Bank with complete information on all entities in which they have a material interest so that any conflicts they may have regarding these entities can be identified. In addition, directors complete an annual questionnaire that includes questions on material interests with the Bank.
Specific reports are made to the Corporate Governance Committee whenever there is a conflict of interest or potential conflict of interest between a director and the Bank, and the Committee is responsible for determining an appropriate course of action for the director, always with a view to the best interests of the Bank. Where a director’s conflict of interest is manageable (for example, by the director being absent for certain deliberations of the Board), the director may be eligible for election and the Corporate Governance Committee will monitor such conflict on an ongoing basis. But if and when such conflict becomes incompatible with service as a director, the director will be required to offer his or her resignation.
Nomination of Directors
The Board satisfies itself that the directors of the Bank, taken as a whole, have the right skills, experience and capabilities to meet the challenges facing the Bank. Each year, the Board recommends the director nominees to shareholders and the shareholders can vote on each director nominee at the annual meeting. The recommendation is based on the Board’s careful examination of the composition of the Board, including issues relating to its size, and balances factors such as age, geographical, professional, and industry representation. For example, director candidates are selected who will be able to satisfactorily represent the Bank in the places the Bank carries on business, both domestically and internationally; and who have a broad spectrum of educational backgrounds and expertise. Every effort is made to promote diversity on the Board, including by the advancement of women and minorities and persons with disabilities. Additionally, the composition of the Board must meet Bank Act residence and affiliation requirements.
The Corporate Governance Committee, which is composed entirely of independent directors, has the responsibility to determine what skills, qualities and backgrounds the Board needs to fulfill its many responsibilities with a view to diverse representation on the Board. It seeks candidates to fill any gaps in the skills, qualities and backgrounds of Board members and rigorously assesses a candidate’s ability to make a valuable contribution to the Board (including consideration of whether each new nominee can devote sufficient time and resources to his or her duties as a Board member). Directors
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must be committed to diligent attendance at Board and Committee meetings, and to full preparation for and participation in such meetings. If a director attends fewer than 75% of Board and Committee meetings, the Corporate Governance Committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance will also be taken into consideration in the nomination process. While the Bank does not restrict the number of public company boards that a director may serve on, each director must devote sufficient time to carrying out his or her duties effectively. Each director also commits to serve on the Board for an extended period of time if elected.
The Board is required to have a minimum of 12 directors; and the exact size of the Board is set by directors’ resolution prior to each annual meeting of shareholders on the recommendation of the Corporate Governance Committee. The Board size may be changed by the Board from time to time between annual meetings. In considering Board size, the Board balances the competing goals of keeping the Board size small enough to permit effective discussions and satisfying itself that there is adequate representation to meet the demands of Board and Committee work in the context of the Bank’s business and operating environment.
In addition to having the requisite skills and experience and meeting Bank Act requirements, all directors must meet the qualifications for directors set out in the Position Description for Directors of the Bank which is available on the Bank’s website at www.td.com/governance/charters.jsp.
The Corporate Governance Committee recommended to the Board the nominees identified in this circular under the heading “Director Nominees”. The Committee also recommends to the Board candidates to fill any positions on the Board that may arise between annual meetings. For example, in May of this year, on the recommendation of the Committee, the Board appointed Ms. Irene Miller as a director.
The Corporate Governance Committee is responsible for identifying possible candidates to join the Board. In addition, the Corporate Governance Committee may engage independent consultants to help identify candidates who meet the qualifications being sought from time to time. While the Board does not have a formal “evergreen” list of potential director candidates, the Board continually looks at potential candidates even when it does not have an immediate vacancy.
In 2006, the Corporate Governance Committee extensively reviewed Board and Committee composition and succession plans. This review, among other considerations, was intended to consider future director recruitment needs and included an assessment of the competencies and skills of existing directors in light of the opportunities and risks facing the Bank.
         Term Limits
The composition of the Board should reflect a balance between experience and learning on the one hand, and the need for renewal and fresh perspectives on the other. Directors are expected to serve up to a maximum of ten years, subject to solid annual performance assessments, annual re-election by the shareholders, and the other requirements of the Bank’s Corporate Governance Guidelines. In certain circumstances, and on the Corporate Governance Committee’s recommendation, the Board may extend a director’s initial ten-year term limit by an additional five years, for a maximum total term limit of 15 years. In the most exceptional circumstances, the Board may extend a director’s term limit for a further five years. For current directors, term limits started from the later of the implementation date of the policy on September 23, 2004 or their respective first election dates.
         Retirement Age
For a director who does not serve his or her ten year term by the time the director reaches the mandatory retirement age of 70, the Board has discretion to make a one-time decision at 70 to extend the director’s service until the earlier of the end of his or her ten year term or age 75, always subject to solid annual performance assessments and annual re-election by the shareholders.
         Majority Voting Policy
Under the Bank’s Corporate Governance Guidelines, any nominee in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board whether to accept it. The Board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any Committee or Board deliberations on the resignation offer.
Compensation Governance
         Director Compensation
The Corporate Governance Committee, which is composed entirely of independent directors, is responsible for reviewing director compensation and satisfying itself that it is competitive and aligns directors’ interests with those of shareholders. The Board determines the form and amount of director compensation based on the recommendation of the Corporate
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Governance Committee following an annual review of director compensation in the marketplace. Further information relating to director compensation can be found in this circular under the heading “Compensation of Directors”.
         Executive Compensation
The Management Resources Committee, also composed entirely of independent directors, oversees the Bank’s executive compensation program. The Bank’s executive compensation program is designed to attract and retain executives; reward performance; align the interests of executives with those of shareholders; allow for effective succession of key executive positions by retaining and developing key resources; and motivate performance by linking executive compensation with the achievement of specific strategic business objectives and the performance of the Bank as a whole. The Bank strives to be a market leader on governance issues and has adopted certain practices that align to current best practices:

•	When designed, executive compensation plans are subject to extensive forward and back-testing;

•	Pay varies with performance and this variability will generally be most significant at the highest levels;

•	Certain executive officers are required to maintain the share ownership requirement for certain periods of time following retirement; and

•	Share ownership requirements for officers that are among the highest in the market.
         CEO Compensation
The Management Resources Committee and the Chairman of the Board are responsible for annually assessing the Chief Executive Officer’s performance against pre-defined goals and subsequently recommending to the Board the compensation for the Chief Executive Officer based on performance. For a detailed analysis of Chief Executive Officer’s compensation in 2006, see the section entitled “CEO Performance and Compensation” on page 29 of this circular. The Committee is also responsible for reviewing and advising the Board, in consultation with the Committee’s independent advisor, on compensation of certain other executive officers including the remaining Named Executive Officers appearing in the “Summary Compensation Table” included on p. 32 of this circular. The Committee reviews the executive compensation disclosure prior to Board approval and public release.
Information relating to the Committee’s independent advisor Frederic W. Cook & Co. can be found in this circular on page 21.
Other Board Committees
The Board has the following Committees: Audit; Corporate Governance; Risk; and Management Resources. Details relating to these Committees can be found in the Reports by each of them included in this circular starting on page 17. All Committee members are directors who are “independent” under the Director Independence Policy and the CSA Guidelines.
The Charter of each of the Board’s four Committees sets out composition requirements. The Corporate Governance Committee recommends the composition of each Committee; and each independent director should serve on at least one Committee each year. The Board approves the composition of Committees and has the power to remove members in accordance with applicable rules and regulations, and any other relevant considerations. In determining appropriate membership on Committees, the Corporate Governance Committee attempts to strike a balance between having members with adequate experience and expertise on the Committee and rotating membership to provide for members with new ideas and insights.
Each Committee can conduct all or part of any meeting in the absence of management, and, as stated above, it is each Committee’s policy to include such a session on the agenda for regularly scheduled meetings. For example, the Audit Committee meets independently with each of the Chief Financial Officer, Chief Compliance Officer, the shareholders’ auditor, the head of Internal Audit and on its own at each of its regularly scheduled quarterly meetings. Each Committee also has the authority to engage independent advisors, paid for by the Bank, to provide it with expert advice.
Each year the Committees review their Charters to be satisfied that they meet or exceed regulatory and shareholder obligations, and are operating effectively. Changes are reviewed by the Corporate Governance Committee and approved by the Board. It is the current practice of each Committee to establish annual objectives or key goals to provide focus to its core responsibilities and activities, and to assist in prioritizing the time and effort of the Committee throughout the year. The Committees then measure progress in meeting their objectives periodically throughout the year. Each Committee also maintains a task list of its annual activities. The Charter for each Committee is available on the Bank’s website at www.td.com/governance/charters.jsp.
Assessments
The Board annually evaluates the effectiveness of the Board and its Chairman, its Committees and their Chairs, and individual directors, and the Chief Executive Officer. Specifically, the evaluation of individual directors involves a self-
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evaluation and peer review. The annual board feedback process is facilitated by the Corporate Governance Committee and the Chairman of the Board working with an independent consultant. The Board’s approach to the feedback process is meant to be constructive and to ensure that the right programs are in place for continuously improving the individual skills of directors and the functioning and effectiveness of the Board and its Committees.
         Board and Individual Director Feedback
Directors complete an annual Board Feedback Survey (Survey) commenting on Board responsibility, organization, operations, effectiveness and performance. Directors are also asked to consider what works well at the Board and what could be done differently, and what the Board’s top priorities should be in the coming year. The Surveys are returned to an independent consultant who consolidates the results and then reviews with the Chairman of the Board trends and any possible action items that are identified from the results. Concurrently, the Chairman of the Board meets with each director for a one-on-one open discussion of performance and development needs at the Board, its Committees and on an individual basis.
The Chairman of the Board leads a preliminary discussion with the Corporate Governance Committee to review the feedback report and propose action plans to address any development opportunities highlighted by the Survey results. The Chairman of the Board then leads an in-camera discussion with the non-management members of the Board of the results and the proposed action plans. The Corporate Governance Committee then monitors the implementation of the action plans throughout the year. The following year, directors are asked to comment on how well they feel the Board acted on last year’s action plans. Lastly, the Chairman of the Board has a one-on-one debrief with each director to deliver any additional individual feedback.
         Committee and Committee Chair Feedback
Each Survey is tailored for each director’s Committee memberships and asks directors to comment on the effectiveness and operations of the Committees on which they sit and the Chairs of such Committees. Individual responses are returned to the independent consultant for consolidation. The results are discussed in-camera by each Committee and key goals or objectives are set by each Committee to respond to any development opportunities identified through the results. Each Committee monitors their key goals or objectives throughout the coming year.
The Corporate Governance Committee also monitors the implementation of each other Committees’ key goals or objectives throughout the year, and identifies recurring themes across Committees to be dealt with at a governance level. One such initiative implemented as a result of last year’s feedback process was establishing semi-annual meetings of all the Committee Chairs, chaired by the Chairman of the Board, to discuss procedural and operational issues that affect all Committees.
         Chairman of the Board Feedback
Directors are asked to annually assess and comment on the performance of the Chairman of the Board as part of the Survey. Individual responses are returned to the independent consultant for consolidation. The Chairman of the Management Resources Committee leads an in-camera discussion with the Board (with the Chairman absent) and subsequently meets with the Chairman of the Board to provide feedback.
         Chief Executive Officer Assessment
Directors are asked to annually assess and comment on the performance of the Chief Executive Officer while completing the Survey. Individual responses are returned to the independent consultant for consolidation. The Chairman of the Board leads an in-camera discussion of the Chief Executive Officer assessment results with the Management Resources Committee and then with the Board (with the Chief Executive Officer absent). Subsequently, the Chairman of the Board meets with the Chief Executive Officer to provide feedback.
         360° Feedback by Management
In all cases (evaluation of the Board, its Committees and Chairs, the Chairman of the Board and the Chief Executive Officer assessment), senior executive management team members are asked to complete a Survey and to provide candid feedback as part of the process. These completed Surveys are returned to the independent consultant and incorporated in the various feedback reports.
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The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A2
www.td.com
TD Shareholder Relations
Address: Same as above
416-944-6367 or 1-866-756-8936
Email: tdshinfo@td.com
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
416-643-5500 or 1-800-387-0825
Facsimile: 416-643-5501 (for general inquiries) or
416-368-2502 (for sending proxies)
Email: inquiries@cibcmellon.com
Shareholders may communicate directly
with independent directors through
the Chairman of the Board,
by writing to:
Mr. John M. Thompson
Chairman of the Board
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A2